      As filed with the Securities and Exchange Commission on July 9, 2001
                                  Registration Nos. 333-______ and 333-______-01

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
             (Exact name of Registrant as specified in its charter)

                          OHIO                                                  34-0150020
    (State or other jurisdiction of incorporation or               (I.R.S. Employer Identification No.)
                     organization)

                      CLEVELAND ELECTRIC FINANCING TRUST I
             (Exact name of Registrant as specified in its charter)

                        DELAWARE                                                34-7140162
    (State or other jurisdiction of incorporation or               (I.R.S. Employer Identification No.)
                     organization)

         C/O FIRSTENERGY CORP., 76 SOUTH MAIN STREET, AKRON, OHIO 44308
                    (Address of principal executive offices)

        Registrant's Telephone Number Including Area Code: (800)736-3402

                        N.C. ASHCOM, CORPORATE SECRETARY
                              C/O FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                             AKRON, OHIO 44308-1890
                                  (800)736-3402
            (Name, address and telephone number of agent for service)

      The Commission is requested to send copies of all orders, notices and communications to:

                         LUCAS F. TORRES                                                JOHN J. JENKINS
                     PILLSBURY WINTHROP LLP                                      CALFEE, HALTER & GRISWOLD LLP
                     ONE BATTERY PARK PLAZA                                           800 SUPERIOR AVENUE
                     NEW YORK, NY 10004-1490                                    1400 MCDONALD INVESTMENT CENTER
                         (212) 858-1000                                               CLEVELAND, OH 44114
                       FAX: (212) 858-1500                                               (216) 622-8200
                                                                                      FAX: (216) 241-0816

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /__/

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /__ /

                                                  CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                                                    Proposed
                                                                                  Proposed          maximum
                                                                                  maximum          aggregate         Amount of
               Title of each class of                      Amount to be        offering price       offering       registration
             securities being registered                    registered          per unit(1)       price(1)(2)           fee
----------------------------------------------------------------------------------------------------------------------------------
[   ]% Cumulative Trust Preferred Securities                 9,800,000             $25.00         $245,000,000      $61,250.00
of Cleveland Electric Financing Trust I..........
----------------------------------------------------------------------------------------------------------------------------------
Guarantee of [   ]% Cumulative Trust Preferred
Securities of The Cleveland Electric Illuminating
Company(3).......................................
----------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures of The Cleveland Electric
Illuminating Company(4)..........................
==================================================================================================================================

(1)  Estimated solely for purposes of calculating the registration fee.
(2)  Exclusive of accumulated interest and distributions, if any.
(3) Includes the rights of holders of the Preferred Securities under the Guarantee of Preferred Securities and certain back-up undertakings as described in this Registration Statement. No separate consideration will be received for the Guarantee of the Preferred Securities by The Cleveland Electric Illuminating Company.
(4) The Subordinated Debentures will be purchased by Cleveland Electric Financing Trust I with the proceeds of the sale of the Preferred Securities. No separate consideration will be received for the Subordinated Debentures.

         THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS            SUBJECT TO COMPLETION, JULY 9, 2001

                           Trust Preferred Securities
                      Cleveland Electric Financing Trust I

                  [___]% CUMULATIVE TRUST PREFERRED SECURITIES
                 (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

                     FULLY AND UNCONDITIONALLY GUARANTEED BY
                   The Cleveland Electric Illuminating Company

                                 ---------------


 CLEVELAND ELECTRIC FINANCING TRUST I IS OFFERING PREFERRED SECURITIES WHICH WE
           WILL GUARANTEE TO THE EXTENT DESCRIBED IN THIS PROSPECTUS.

                                 ---------------

  FOR A MORE DETAILED DESCRIPTION OF THE PREFERRED SECURITIES, PLEASE REFER TO
        "DESCRIPTION OF THE PREFERRED SECURITIES" BEGINNING ON PAGE 20.

                                 ---------------

WE HAVE APPLIED TO LIST THE PREFERRED SECURITIES ON THE NEW YORK STOCK EXCHANGE
  UNDER THE TRADING SYMBOL "CVX PrU." WE EXPECT THAT THE PREFERRED SECURITIES WILL BEGIN TRADING ON THE NEW YORK STOCK EXCHANGE WITHIN 30 DAYS AFTER THEY ARE
                                 FIRST ISSUED.

                                 ---------------

  INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. PLEASE REFER TO "RISK
                         FACTORS" BEGINNING ON PAGE 9.

                                  -------------

                                                                       Underwriting Discounts
                                                   Price to Public        and Commissions          Proceeds to the Trust
                                                   ---------------     ----------------------      ---------------------
Per preferred security....................            $25.00                 See below                    $25.00

Total.....................................        $ [__________]             See below                $ [__________]

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Trust will not pay any underwriting commissions. We will pay underwriting
commissions of $        per preferred security ($[___] for all preferred
securities). Any accumulated distributions from [__________], 2001 should be added to the price to public.

We have granted the underwriter(s) the right to purchase up to an additional [ ] preferred securities to cover over-allotments, if any. The underwriter(s) expect(s) to deliver the preferred securities to purchasers on or about [_______], 2001.

                                 ---------------

MORGAN STANLEY                                                   [CO-MANAGER(S)]

[__________], 2001

[red herring language appears here to be inserted on left hand side legend on the cover page]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
ABOUT THIS PROSPECTUS.............................................................................................1
WHERE YOU CAN FIND MORE INFORMATION...............................................................................1
PROSPECTUS SUMMARY................................................................................................3
SUMMARY CONSOLIDATED FINANCIAL INFORMATION........................................................................8
RISK FACTORS......................................................................................................9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................................................16
CAPITALIZATION...................................................................................................17
ACCOUNTING TREATMENT.............................................................................................17
THE CLEVELAND ELECTRIC ILLUMINATING COMPANY......................................................................18
CLEVELAND ELECTRIC FINANCING TRUST I.............................................................................18
USE OF PROCEEDS..................................................................................................20
DESCRIPTION OF THE PREFERRED SECURITIES..........................................................................20
DESCRIPTION OF THE GUARANTEE.....................................................................................33
DESCRIPTION OF THE SUBORDINATED DEBENTURES.......................................................................36
RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE SUBORDINATED DEBENTURES AND THE GUARANTEE.......................45
BOOK-ENTRY SECURITIES............................................................................................47
UNITED STATES TAXATION...........................................................................................48
UNDERWRITERS.....................................................................................................52
LEGAL OPINIONS...................................................................................................54
EXPERTS..........................................................................................................54


Annex A - 2000 Annual Report to Stockholders of The
          Cleveland Electric Illuminating Company ...........................................................A-1

Annex B - Form 10-Q for the Quarter ended March 31, 2001 of The
          Cleveland Electric Illuminating Company ...........................................................B-1

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we and the Trust filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus and the documents we incorporate by reference is accurate as of any date other than the date of this prospectus or those documents, respectively.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are required by the Securities Exchange Act of 1934 to file annual, quarterly and special reports and other information with the Commission. These reports and other information can be inspected and copied at the Commission's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or by written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also read and copy these Commission filings by visiting the Commission's Website at http://www.sec.gov. In addition, so long as any preferred securities are outstanding, we will furnish to the holders of the preferred securities the annual and quarterly financial reports that we are required to file with the Commission, or similar reports if we are not at the time required to file these reports with the Commission.

         We and the Trust have filed with the Commission a registration statement on Form S-2 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.

         The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information included in this prospectus is not complete, and should be read together with the information incorporated by reference. We incorporate by reference in this prospectus our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

         WE ARE ALSO DELIVERING WITHOUT CHARGE A COPY OF OUR 2000 ANNUAL REPORT TO STOCKHOLDERS AND OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001 TOGETHER WITH THIS PROSPECTUS ON OUR ANNEXES A AND B, RESPECTIVELY. You may also request additional copies of that report or copies of our Commission filings at no cost by writing or telephoning us at the following address:

                   The Cleveland Electric Illuminating Company
                              76 South Main Street
                                Akron, Ohio 44308
                         Attention: Corporate Secretary
                            Telephone: (330) 384-5504

         We will not prepare separate financial statements of the Trust and therefore none will be included in this prospectus. We do not consider that these financial statements will be material to the holders of the preferred securities because the Trust is a special purpose entity owned by us with no operating history or independent operations and has not engaged in and does not propose to engage in any activity other than:

         -    holding as trust assets our subordinated debentures, and

         -    issuing its common and preferred securities.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the other information contained in this prospectus. References in this document to "we," "us," "our," "Cleveland Electric" or the "Company" are references to The Cleveland Electric Illuminating Company.


                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         We are a wholly owned electric utility operating subsidiary of FirstEnergy Corp. We engage in the generation, distribution and sale of electric energy in northeastern Ohio. We also engage in the sale, purchase and interchange of electric energy with other electric companies.

         Our service area has a population of 1.9 million. FirstEnergy also owns four other electric utility operating companies, namely, Ohio Edison Company, Pennsylvania Power Company, The Toledo Edison Company and American Transmission Systems, Inc. (ATSI). On September 1, 2000, we sold our transmission assets to ATSI as did each of FirstEnergy's other electric operating subsidiaries. As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

         Pursuant to FirstEnergy's corporate separation plan implemented under Ohio utility restructuring legislation, FirstEnergy transferred operational control of the non-nuclear generation assets of its electric utility operating subsidiaries to FirstEnergy Generation Corporation as of January 1, 2001. We expect that the transfer of ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period.

         Our principal office is located at 76 South Main Street, Akron, Ohio 44308-1890. Our telephone number is (330) 384-5100.


                      CLEVELAND ELECTRIC FINANCING TRUST I

         Cleveland Electric Financing Trust I is a Delaware business trust created for the exclusive purposes of:

         - issuing the preferred securities and common securities representing undivided beneficial interests in the assets of the Trust,

         - investing the gross proceeds from the sale of the preferred securities and common securities in our subordinated debentures, and

         - engaging in only those other activities necessary, convenient or incidental to these purposes.

         We will own all of the common securities of the Trust having an aggregate liquidation amount equal to at least 3% of the Trust's capital. The Trust has a term of approximately 55 years, but may be dissolved earlier. We will conduct all business and affairs of the Trust. As described above, the Trust will not engage in any business or activities other than as necessary, convenient or incidental to the issuance and sale of the preferred securities and common securities and investment of the proceeds from the sale in the subordinated debentures. In this prospectus, we refer to the preferred securities and common securities collectively as the "trust securities." The principal place of business of the Trust is c/o The Cleveland Electric Illuminating Company, 76 South Main Street, Akron, Ohio 44308, telephone number
(800) 736-3402.

                                  THE OFFERING

The issuer                          Cleveland Electric Financing Trust I, a
                                    Delaware statutory business trust.



The securities offered              [__________] preferred securities having a
                                    liquidation amount of $25 per preferred
                                    security. The preferred securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of subordinated debentures. We will guarantee payments on the preferred securities to the extent of funds in the Trust. We may sell up to [___] additional preferred securities to the underwriter(s) to cover over-allotments, if any.

The offering price                  $25 per preferred security.

The payment of distributions        The Trust will pay distributions to you on
                                    each preferred security at an annual rate of [___]% or $____ per quarter ($___ per year).
                                    The distributions will be cumulative, will accumulate from [__________], 2001, and will be payable in arrears on March 31, June 30, September 30 and December 31 of each year, commencing [__________], 2001.

Subordinated debentures             The Trust will invest the proceeds from the
                                    issuance of the preferred securities and the common securities in an equivalent amount of our [___]% subordinated debentures.

Maturity The subordinated debentures are scheduled to mature on [__________], 2031 unless we extend the maturity date. Certain conditions must be satisfied before we can extend the maturity date. The Trust must redeem the preferred securities when the subordinated debentures are paid on the maturity date or following any earlier redemption of the subordinated debentures.

We have the option to extend        At any time when we are not in default under
the interest payment period         the subordinated debentures, we may extend
                                    the interest payment period on the
                                    subordinated debentures for up to 20
                                    consecutive quarters, but not beyond their stated maturity date. The Trust would defer quarterly distributions on the preferred securities during the extension period on the subordinated debentures.
                                    Deferred quarterly distributions will
                                    accumulate additional distributions at an annual rate of [___]% compounded quarterly.

                                    During any extension period on the
                                    subordinated debentures, we may not declare or pay any cash distributions on our capital stock or debt securities that are ranked equal to or lower than the subordinated debentures. Once an extension period has ended and all amounts then due have been paid, we may start a new extension period of up to 20 consecutive quarters. If we extend the interest payment period on the subordinated debentures, you will be required to accrue interest income as original issue discount in respect of deferred distributions on your preferred securities and include that original issue discount in your gross income for United States federal income tax purposes before you receive the deferred distributions.

Redemption of the preferred         The Trust will redeem the preferred
securities is possible              securities in whole or in part if we redeem
                                    the subordinated debentures. We may redeem the subordinated debentures prior to their scheduled maturity

                                    -        at any time on or after
                                             [__________], 20__, in whole or in
                                             part from time to time, or

                                    -        at any time, in whole, but not in
                                             part, within 90 days after the
                                             occurrence of certain adverse tax
                                             events or Investment Company Act
                                             developments.

                                    Upon any redemption of the subordinated
                                    debentures, the Trust will use the cash
                                    proceeds of the redemption to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. The redemption price you will receive will be equal to the liquidation amount of $25 per preferred security plus any accumulated and unpaid distributions to the date of redemption.

How the preferred securities        The preferred securities will rank equally
will rank in right of payment       with the common securities. The Trust will
                                    pay distributions on the preferred
                                    securities and the common securities pro rata. However, if we default by failing to pay interest payments on the subordinated debentures, then no distributions on the common securities will be paid until all accumulated and unpaid distributions on the preferred securities have been paid.

                                    Our obligations under the subordinated
                                    debentures are unsecured and generally will rank junior in priority to our senior and other subordinated indebtedness. If we create any other trusts similar to the Trust, then the subordinated debentures will rank equally with any other subordinated debentures we issue to those trusts. As of March 31, 2001, our total senior debt outstanding was approximately $2.6 billion. We have no subordinated debt outstanding.

                                    Our obligations under the guarantee are
                                    unsecured and will rank junior to our senior and other subordinated indebtedness. If we issue any other guarantees in the future relating to preferred securities issued by the other trusts, then the guarantee issued in this transaction will rank equally with those other guarantees.

The subordinated debentures         We may dissolve the Trust at any time.
may be distributed to you           If we dissolve the Trust, after satisfaction
                                    of any liabilities to creditors, the Trust will distribute the subordinated debentures ratably to holders of the preferred securities and common securities.

Our guarantee of payments           We will fully and unconditionally guarantee
                                    the preferred securities based on:

                                    -        our obligations to make payments on
                                             the subordinated debentures;
                                    -        our obligations under a guarantee
                                             executed for the benefit of the
                                             holders of the preferred
                                             securities; and
                                    -        our obligations under the trust
                                             agreement.

                                    If we do not make payments on the
                                    subordinated debentures, the Trust will not have sufficient funds to make payments on the preferred securities. The guarantee does not cover payments when the Trust does not have sufficient funds.

Limited voting rights               You will have no voting rights except in
                                    limited circumstances.

The use of proceeds                 The Trust will invest all of the proceeds
                                    from the sale of the preferred and the
                                    common securities in our subordinated
                                    debentures. We will use the proceeds from the sale of the subordinated debentures for general corporate purposes.

New York Stock Exchange symbol      The proposed NYSE symbol is "CVX PrU."

Book-entry                          The preferred securities will be represented
                                    by a global security that will be deposited with and registered in the name of The
                                    Depository Trust Company, New York, New
                                    York, or its nominee. This means that you will not receive a certificate for your preferred securities.

Risk Factors                        Before purchasing the preferred securities
                                    offered by this prospectus you should
                                    carefully consider the "Risk Factors"
                                    beginning on page 9.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


         The following consolidated financial information is derived from, and should be read in conjunction with, the consolidated audited financial statements contained in our most recent Annual Report on Form 10-K and in our 2000 Annual Report to Stockholders, a copy of which is being delivered with this prospectus.

         Cleveland Electric is a wholly owned subsidiary of FirstEnergy. Prior to the merger in November 1997, Cleveland Electric and Toledo Edison were the principal operating subsidiaries of Centerior Energy. The merger was accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States, and the applicable effects were reflected on the separate financial statements of Centerior Energy's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting, and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. Cleveland Electric discontinued the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" for its nuclear operations in October 1997. As a result, regulatory assets attributable to nuclear operations of $499.1 million ($324.4 million after taxes) were written off as an extraordinary item.

         Net Income and Earnings on Common Stock for the period November 8 to December 31, 1997 include net after tax charges of $5.8 million relating to a voluntary retirement program.

         "Earnings" for purposes of the calculations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends have been computed by adding to "income before extraordinary item" all taxes based on income or profits, total interest charges and the estimated interest element of rentals charged to income. "Fixed charges" include total interest charges and the estimated interest element of rentals.



                                                                   YEAR ENDED                                      TWELVE MONTHS
                               -------------------------------------------------------------------------------      ENDED MARCH
                                  1996               1997                 1998           1999            2000        31, 2001
                               -----------   ---------------------    ----------     ----------      ---------     ---------------
                                              JAN. 1-     NOV. 8-
                                              NOV. 7      DEC. 31                 ($ IN THOUSANDS) (UNAUDITED)
                                              ------      -------
INCOME SUMMARY (1):
----------------------------
  Operating Revenues          $1,798,850    $1,537,459    $254,892    $1,795,997     $1,864,954   $1,887,039        $1,979,799
  Income Before
   Extraordinary Item           $116,553       $95,191     $19,290      $164,891       $194,089     $202,950          $175,873
  Net Income (Loss)             $116,553     $(229,247)    $19,290      $164,891       $194,089     $202,950          $175,873
  Earnings (Loss) on Common
   Stock                         $77,810     $(274,276)    $19,290      $140,097       $160,565     $182,107          $156,259
  Ratio of Earnings to
   Fixed Charges                    1.57          1.64        1.73          1.92           2.14         2.23              2.09
  Ratio of Earnings to
   Combined Fixed Charges
   and Preferred Dividends          1.32          1.26        1.73          1.68           1.79         1.98              1.87

(1) The data corresponding to the years 1996 to 2000 was obtained from audited financial statements.

                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. You should carefully consider the following information, together with the other information in this prospectus and the documents that are incorporated by reference in this prospectus, about risks concerning the preferred securities, before buying any preferred securities.

RISK FACTORS RELATING TO THE SECURITIES OFFERED

IF WE DO NOT MAKE PAYMENTS ON THE SUBORDINATED DEBENTURES, THE TRUST WILL NOT BE ABLE TO PAY DISTRIBUTIONS AND OTHER AMOUNTS DUE ON THE PREFERRED SECURITIES AND THE GUARANTEE WILL NOT APPLY.

         The Trust will depend solely upon our payment of amounts when due on the subordinated debentures to pay amounts due to you on the preferred securities. If we fail to pay principal or interest when due on the subordinated debentures, the Trust will not have funds to pay distributions on, or amounts due on redemption or liquidation of, the preferred securities or amounts due on the liquidation of the Trust. If this happens, holders of preferred securities will not be able to rely upon the guarantee for payment of those amounts because the guarantee only guarantees that we will make distributions and redemption payments on the preferred securities if the Trust has the funds to do so itself but does not. Instead, you or the property trustee may proceed directly against us for payment of any amounts due on the preferred securities.

HOLDERS OF OUR SENIOR INDEBTEDNESS WILL GET PAID BEFORE YOU WILL GET PAID UNDER THE SUBORDINATED DEBENTURES OR THE GUARANTEE.

         Our obligations to you under the subordinated debentures and the guarantee are subordinate and junior in right of payment to all our existing and future senior indebtedness. This means that we cannot make any payments to you on the subordinated debentures or the guarantee if we are in default on any of our senior indebtedness. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior indebtedness in full before any payments may be made on the subordinated debentures or the guarantee. As of March 31, 2001, we had approximately $2.6 billion principal amount of indebtedness for borrowed money constituting senior indebtedness on a consolidated basis. None of the preferred securities, the subordinated debentures or the guarantee contains any provision that limits our ability to incur additional indebtedness, including indebtedness that would rank senior to the subordinated debentures and the guarantee.

WE MAY EXTEND THE INTEREST PAYMENT PERIOD ON THE SUBORDINATED DEBENTURES.

         We have the right to extend the interest payment period on the subordinated debentures, from time to time, for up to 20 consecutive quarters. At the end of an extension period, if all amounts due are paid, we may start a new extension period of up to 20 consecutive quarterly periods. No extension period may extend beyond the maturity date of the subordinated debentures.

         During any extension period on the subordinated debentures, the Trust will defer quarterly distributions on the preferred securities, which will continue to accumulate distributions at an annual rate of [___]%, and unpaid distributions will accumulate additional distributions at the annual rate of [___]% compounded quarterly from the relevant distribution payment date.

         If we exercise this extension right, the preferred securities may trade at a price that does not reflect fully the value of the accumulated but unpaid distributions. If you dispose of the preferred securities during an extension period, you might not recover the same return on your investment as someone who continues to hold the preferred securities. Even if we do not exercise this right, our right to do so could mean the market price for the preferred securities may be more volatile than that for debt instruments or other securities without similar deferral rights.

YOU COULD HAVE ADVERSE TAX CONSEQUENCES IF WE EXTEND THE INTEREST PAYMENT PERIOD ON THE SUBORDINATED DEBENTURES.

         If we extend the interest payment period on the subordinated debentures, you will be required to accrue interest income as original issue discount in respect of the deferred distributions on your preferred securities. As a result, for United States federal income tax purposes, you will be required to include that original issue discount in gross income before you receive the deferred distributions, regardless of your regular method of accounting. See "United States Taxation--Original Issue Discount."

         If you sell your preferred securities before the record date for the payment of deferred distributions at the end of an extension period, you will not receive those distributions. Instead, the deferred and any accumulated distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the extension period. Moreover, accrued original issue discount will be added to your adjusted tax basis in the preferred securities but may not be reflected in the amount you realize on the sale. To the extent the amount realized is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deductibility of capital losses is subject to limitations.

         Our right to extend the interest payment period on the subordinated debentures could mean the market price of the preferred securities may be more volatile than that for securities that do not give their issuer that right.

IN CERTAIN CIRCUMSTANCES, THE TRUST MAY REDEEM THE PREFERRED SECURITIES, WHICH MAY REQUIRE YOU TO REINVEST YOUR PRINCIPAL SOONER THAN EXPECTED.

         We may redeem the subordinated debentures before their stated maturity:

         - in whole or in part, at any time on or after [_________], 20[__].

         - in whole but not in part, at any time prior to maturity within 90 days after certain tax events occur or become likely to occur or the Trust is or becomes likely to be deemed to be an investment company under the Investment Company Act.

         Upon any redemption of the subordinated debentures, the Trust will use the cash proceeds of the redemption to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. The redemption price you will receive will be equal to the liquidation amount of $25 per preferred security plus any accumulated and unpaid distributions to the date of redemption. In that case, you may not be able to reinvest the money you receive for your preferred securities at a rate of return that is as high as the rate of return you were earning on the preferred securities.

         The redemption of the preferred securities would be a taxable event to you for United States federal income tax purposes. See "United States Taxation - Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust" and "
- Sale of the Preferred Securities."

WE CAN DISSOLVE THE TRUST AND DISTRIBUTE THE SUBORDINATED DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU.

         We may at any time dissolve the Trust. If we dissolve the Trust, after satisfaction of any liabilities to creditors, the Trust will distribute the subordinated debentures ratably to holders of the preferred securities and common securities. Under current United States federal income tax law, a distribution of subordinated debentures to you upon the dissolution of the Trust would not be a taxable event to you. However, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of the subordinated debentures may be a taxable event to you. See "United States Taxation - Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust" and " - Sale of the Preferred Securities."

THERE MAY BE NO TRADING MARKET FOR THE SUBORDINATED DEBENTURES IF THE TRUST DISTRIBUTES THEM TO YOU.

         If the subordinated debentures are distributed by the Trust, we will use our best efforts to cause the subordinated debentures to be listed on the New York Stock Exchange or on any other exchange on which the preferred securities are then listed. However, we may not be able to achieve that listing and a market for the subordinated debentures may not develop.

         Moreover, there is no assurance as to the market prices for subordinated debentures that may be distributed in exchange for preferred securities if we dissolve the Trust. Those subordinated debentures may trade at a discount to the price that you paid to purchase the preferred securities in this offer.

         Because you may receive subordinated debentures upon a dissolution of the Trust, you must also make an investment decision with regard to the subordinated debentures and should carefully review all the information regarding the subordinated debentures contained in this prospectus.

YOU WILL HAVE ONLY LIMITED VOTING RIGHTS.

         You will have limited voting rights as a holder of preferred securities. You will have a right to vote to appoint a special administrative trustee upon the occurrence of certain events as described in this prospectus. You will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, the Cleveland Electric trustees, as these voting rights are vested exclusively in the holder of the common securities, except if an event of default under the trust agreement occurs and continues.

THERE IS NO CURRENT ESTABLISHED TRADING MARKET FOR PREFERRED SECURITIES AND NO ASSURANCE THAT AN ACTIVE MARKET WILL DEVELOP.

         The preferred securities are a new issue of securities with no established trading market. Although we have applied to list the preferred securities on the New York Stock Exchange, we cannot assure you that listing of the preferred securities will be approved, or that an active or liquid public trading market will develop or be maintained for the preferred securities.

         If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, we cannot assure you that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities. Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions.

RISK FACTORS RELATING TO CLEVELAND ELECTRIC

THERE IS NO ASSURANCE OF MAINTAINING OUR FINANCIAL CAPABILITY.

    We have substantial debt and other obligations.

         At March 31, 2001, we had long-term debt of approximately $2.6 billion (66.6% of total capitalization), preferred stock not subject to mandatory redemption provisions of approximately $238.3 million, preferred stock subject to mandatory redemption provisions of approximately $25.6 million, current maturities of approximately $170.1 million, and short-term borrowings of $60.8 million from associated companies. We also have future minimum operating lease commitments (net of trust cash receipts) of approximately $74 million for the 2001-2005 period.

         At March 31, 2001, we had approximately $2.6 billion in aggregate principal amount of first mortgage bonds outstanding under our mortgage. This consists of $870 million of first mortgage bonds included in the long term debt total discussed above and other first mortgage bonds pledged to secure certain debt obligations. At March 31, 2001, we were able to issue up to $830 million of additional first mortgage bonds on the basis of property additions and retired bonds, however, there are no restrictions on our ability to issue preferred or preference stock.

         Based on our present plans, we could provide for our cash requirements to service and, as required, to repay the obligations referred to above during the remainder of 2001 and 2002 from the following sources:

         -        funds from operations;

         - available cash and temporary cash investments (approximately $0.7 million as of March 31, 2001);

         -        proceeds of the offering of the preferred securities;

         -        the issuance of long-term debt (for refunding purposes); and

         - funds made available to us by FirstEnergy under its revolving credit facilities.

If one or more of these sources is limited or unavailable, our ability to service our debt and other obligations could be materially adversely affected.

Our current credit ratings are below investment grade.

         Other than our first mortgage bond rating from Moody's Investor Services, our credit ratings remain below investment grade. Maintaining our credit ratings below investment grade could increase our cost of borrowing, make efforts to raise additional funds through borrowings more difficult and have an adverse impact on us. Our current ratings are summarized in the following table:

                                        Standard & Poor's          Moody's
                                        -----------------          -------

         First mortgage bonds           BB+                        Baa3

         Unsecured notes                BB-                        Ba1

         Preferred stock                B+                         ba1


         Moody's upgraded our debt ratings during the second half of 2000 citing approval by the Public Utilities Commission of Ohio (PUCO) of our transition plan on July 19, 2000 (see "We face competitive challenges due to regulatory and tax constraints and our high retail cost structure -- Competition in retail electricity." below) as an important factor in their decision. Although Moody's has indicated that our current credit ratings remain under review for further possible upgrades and Standard & Poor's has placed our current credit ratings on "watch positive" pending completion of FirstEnergy's merger with GPU, Inc., we cannot assure you that we can maintain these ratings or that Moody's or Standard & Poor's will not downgrade our credit ratings.

WE FACE COMPETITIVE CHALLENGES DUE TO REGULATORY CONSTRAINTS AND OUR HIGH RETAIL COST STRUCTURE.

Competitive energy suppliers.

         Since January 1, 2001, when Ohio customers were first allowed to choose their electric generation suppliers, competition has come from the entry of more energy suppliers and existing municipal electric systems in our service area. Changes due to open competition legislation in Ohio have resulted in fundamental alterations in the way traditional integrated utilities and holding company systems like FirstEnergy conduct their business. These changes have and are likely to continue to result in increased costs associated with transitioning to new organizational structures and ways of conducting business.

Competition in retail electricity.

         A number of states have enacted transitional legislation that encourages competition for retail electric businesses and the recovery of stranded investment. Investment is "stranded" when fixed costs approved for recovery under traditional regulatory methods become unrecoverable as a result of legislative changes that allow for widespread competition. Ohio's electric utility restructuring legislation, which allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law in July 1999.

         On July 19, 2000, PUCO approved FirstEnergy's plan for transition to customer choice on our behalf, as well as for its other Ohio electric utility operating companies--Ohio Edison and Toledo Edison. As part of its authorization, the PUCO approved the settlement agreement between FirstEnergy and major groups representing most of the parties in FirstEnergy's transition cost proceeding before the PUCO. Major parties to the approved settlement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others.

         Major provisions of the approved transition plan include:

         - The opportunity for us to recover transition costs as filed through 2008;

         - A commitment to sell 400 megawatts of our generating capacity to marketers, brokers and aggregators at set prices for sales to retail customers in our Ohio service area;

         - A 5% reduction in the generation portion of residential customer bills, saving those customers between 2% and 3% on a typical monthly bill;

         - Additional incentives applied to shopping credits for residential, commercial and industrial customers of 45%, 30% and 15%, respectively, as reductions from their bills, when they select alternative energy providers (the credits exceed the price we will be offering to electricity suppliers relating to the 400 megawatts described above);

         - Maintaining current rates for our customers for distribution services through December 31, 2007; and

         - We assume the risk of not recovering up to $170 million of transition revenue if the rate of customers switching their service from us has not reached an average of 20% over any twelve month period ending between January 1, 2001 and December 31, 2005.

         In addition, under the electric utility restructuring legislation, Ohio utilities that offer both competitive and regulated retail electric services were required to implement a corporate separation plan approved by PUCO - one which provides a clear separation between regulated and competitive operations. In connection with FirstEnergy's transition plan, FirstEnergy separated its business into three distinct units - a competitive services unit, a utility services unit and a corporate support services unit. We are included in the utility services unit, which continues to deliver electricity through our existing distribution system and maintains the provider of last resort obligation under the transition plan. As a result of the transition plan, FirstEnergy's electric utility subsidiaries entered into power supply agreements whereby the competitive services unit purchases the generation from the electric utility subsidiaries' owned and leased generating plants and/or purchases power in wholesale power markets and then sells power to the electric utility subsidiaries who are now "full requirements" customers of the competitive services unit to enable them to meet their provider of last resort responsibilities in their respective service areas.

         We cannot predict the effect that all of these changes will have on our business, particularly if state and federal regulatory initiatives are implemented that further increase our competition, threaten our cost and investment recovery or adversely impact our rate structures. For example, if tariff rates applicable to electricity we supply as "provider of last resort" under state deregulation legislation are insufficient to cover our costs of generation or purchase of electricity or if costs associated with the implementation of our transition plan are greater than anticipated, our business, results of operations and financial condition may be materially adversely affected. In addition, increased competition in general may cause a reduction in energy prices that may adversely affect our results of operations.

         OUR THREE NUCLEAR GENERATING UNITS MAY BE IMPACTED BY ACTIVITIES OR EVENTS BEYOND OUR CONTROL.

         We currently have interests in three nuclear generating units:

         -        Beaver Valley Power Station Unit 2;

         -        Davis-Besse Nuclear Power Station; and

         -        Perry Nuclear Power Plant Unit 1.

         Another FirstEnergy subsidiary, FirstEnergy Nuclear Operating Company, operates Davis-Besse, Perry Unit 1 and Beaver Valley Station, which was acquired from Duquesne Light Company on December 3, 1999 in connection with an exchange of generating assets between Duquesne and Ohio Edison, Pennsylvania Power and us.

         These three nuclear units may be impacted by activities or events beyond our control. Operating nuclear units have experienced unplanned outages or extensions of scheduled outages because of equipment problems or new regulatory requirements. A major accident at a nuclear facility anywhere in the world could cause the United States Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit. An action of this kind would require us to purchase replacement power on the open market. Depending on prevailing market prices for replacement power, our financial condition, cash flows and results of operations could be materially adversely affected if this were to occur.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We caution you that this prospectus and the periodic reports and other documents that are incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Securities Exchange Act. They are statements about future performance or results (such as statements including, but not limited to, the terms "potential," "estimate," "believe," "expect" and "anticipate" and similar words) when we discuss our financial condition, results of operations and business.

         Forward-looking statements involve certain risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include those identified in the section concerning Risk Factors, as well as the following possibilities:

         - if national and regional economic conditions are less favorable than we had expected; and

         - if there are disruptions in the wholesale power markets because of supply or delivery constraints that affect the ability of the competitive service unit to provide power to us to meet our provider of east resort responsibilities.

         We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to have been correct. You should consider the factors we have noted above and the "Risk Factors" section as you read the forward-looking statements in this prospectus.

                                 CAPITALIZATION

         The following table shows our capitalization on a consolidated basis as of March 31, 2001. The "As Adjusted" column shows our capitalization as of March 31, 2001, after giving effect to the sale of the preferred securities offered in this prospectus.


                             (DOLLARS IN THOUSANDS)

                                                           ACTUAL               AS ADJUSTED
                                                ---------------------     ----------------------
                                                                    UNAUDITED)
------------------------------------------------------------------------------------------------
                                                 OUTSTANDING    RATIO     AMOUNT         RATIO
                                                ------------    -----   ----------       -----
CAPITALIZATION SUMMARY:
 Common Stockholder's Equity .......            $1,048,112      26.6%   $1,048,112       25.1%
 Preferred Stock Not Subject to
   Mandatory Redemption ...........                238,325       6.1%      238,325        5.7%
 Preferred Stock Subject to
   Mandatory Redemption(1) ........                 25,628       0.7%       25,628        0.6%
 Cleveland Electric obligated
   mandatorily redeemable preferred
   securities of subsidiary trust
   holding solely Cleveland
   Electric subordinated debentures                     --        --       245,000        5.9%
 Long-Term Debt(2) .................             2,621,454      66.6%    2,621,454       62.7%

   Total Capitalization ...........             $3,933,519     100.0%   $4,178,519      100.0%

--------------------------
(1) Excludes $80.5 million of preferred stock subject to mandatory redemption within one year.

(2) Excludes $89.7 million of long-term debt due to be repaid or subject to put options within one year.


                              ACCOUNTING TREATMENT

         For financial reporting purposes, the Trust will be treated as our subsidiary. Accordingly, the accounts of the Trust will be included in our consolidated financial statements. The preferred securities will be reported as "CEI obligated mandatorily redeemable preferred securities of subsidiary trust holding solely CEI subordinated debentures" on a separate line item in our consolidated balance sheet. Appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will classify distributions payable on the preferred securities as an expense in our consolidated statements of income.

                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

         Cleveland Electric is a wholly owned electric utility operating subsidiary of FirstEnergy. We engage in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio. We were incorporated under the laws of the State of Ohio in 1892.

         We also engage in the sale, purchase and interchange of electric energy at wholesale with other electric companies and to two municipal electric systems (directly and through AMP-Ohio) in our service area. At December 31, 2000, we served approximately 741,400 customers in an area with a population of approximately 1.9 million. Principal industries served by us include:

         -        those producing steel and other primary metals;

         -        automotive and other transportation equipment;

         -        chemicals;

         -        electrical and nonelectrical machinery;

         -        fabricated metal products; and

         -        rubber and plastic products.

         Nearly all of our operating revenues are derived from the sale of electric energy. We had 1,046 employees at December 31, 2000.

         In addition to us, the direct or indirect electric utility operating subsidiaries of FirstEnergy are Ohio Edison Company, Pennsylvania Power Company, The Toledo Edison Company and ATSI. Cleveland Electric, Ohio Edison, Pennsylvania Power and Toledo Edison operate as separate companies, each servicing the customers in its respective service area. On September 1, 2000, we sold our transmission assets to ATSI as did each of FirstEnergy's other electric operating subsidiaries. As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

         Pursuant to FirstEnergy's corporate separation plan implemented under Ohio utility restructuring legislation, FirstEnergy transferred operational control of the non-nuclear generation assets of its electric utility operating subsidiaries to FirstEnergy Generation Corporation as of January 1, 2001. We expect that the transfer to ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period.

         Sources of generation for Cleveland Electric during 2000 were 53.4% coal and 46.6% nuclear.

         Our principal executive offices are located at 76 South Main Street, Akron, Ohio 44308, telephone number (800) 736-3402.


                      CLEVELAND ELECTRIC FINANCING TRUST I

         Cleveland Electric Financing Trust I is a Delaware business trust and was created pursuant to a trust agreement among us, as depositor, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee and two of our employees, as administrative trustees. The Trust exists for the exclusive purposes of:

         - issuing the preferred securities and common securities representing undivided beneficial interests in the assets of the Trust,

         - investing the gross proceeds from the sale of the Trust's securities in our subordinated debentures, and

         - engaging in only those other activities necessary, convenient or incidental to these purposes.

         In connection with the issuance by the Trust of its preferred securities, we will amend and restate the trust agreement in substantially the form filed as an exhibit to the registration statement containing this prospectus. References in this prospectus to the "trust agreement" should be read to refer to that agreement as so amended and restated. The trust agreement will be qualified as an indenture under the Trust Indenture Act and the property trustee will act as the indenture trustee for purposes of that Act. We refer to the administrative trustees, the Delaware trustee and the property trustee collectively as the "Cleveland Electric trustees" in this prospectus. The Bank of New York will also act as guarantee trustee and as indenture trustee under the subordinated indenture for our subordinated debentures.

         We will own all of the common securities of the Trust. The common securities will rank equally, and will be paid pro rata, with the preferred securities, except that if an event of default under the subordinated indenture occurs and continues, the right to payment of the holders of the common securities will be subordinated to the rights to payment of the holders of the preferred securities. We will acquire common securities having an aggregate liquidation amount equal to 3% of the Trust's capital. The Trust has a term of approximately 55 years, but may be dissolved earlier as provided in the trust agreement.

Conduct of the trust's affairs.

         We will conduct all business and affairs of the Trust. As described above, the Trust will not engage in any business or activities other than as necessary, convenient or incidental to issuance and sale of the trust securities and investment of the proceeds from the sale in the subordinated debentures. The Cleveland Electric trustees may be appointed, removed or replaced by:

         -        the holder of the common securities, or

         - if an event of default under the trust agreement occurs and continues, the holders of a majority in liquidation preference of the preferred securities.

         We will pay all fees and expenses related to the Trust and the issuance and sale of the trust securities.

         The office of the Delaware trustee in the State of Delaware is White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of the Trust is c/o The Cleveland

Electric Illuminating Company, 76 South Main Street, Akron, Ohio 44308, telephone number (800) 736-3402.


                                 USE OF PROCEEDS

         We will use the proceeds from the sale of the securities for general corporate purposes. Pending application of the proceeds, we may make short-term cash investments. The Trust will use the proceeds from the sale of its trust securities to acquire our subordinated debentures.


                     DESCRIPTION OF THE PREFERRED SECURITIES

         The Trust will issue preferred securities and common securities under the trust agreement. The preferred securities will represent undivided beneficial interests in the Trust's assets and entitle the holders to a preference over the common securities with respect to distributions and amounts payable on redemption or liquidation, as well as other benefits described in the trust agreement. Selected provisions of the trust agreement are summarized below. This summary is not complete. A form of the trust agreement was filed with the Commission as an exhibit to the registration statement that contains this prospectus. You should read that document for a better understanding of all of the provisions of the trust agreement that may be important to you. Since the trust agreement will be qualified under the Trust Indenture Act, you should also refer to the Trust Indenture Act for more information. Wherever particular sections or defined terms of the trust agreement are referred to in this description, those sections or defined terms are incorporated in this prospectus by reference.

General

         We own all of the Trust's common securities, which rank equally, and are paid pro rata, with the preferred securities except as described under "-- Subordination of Common Securities" below. (Section 4.03). The property trustee will hold our subordinated debentures in trust for the benefit of the Trust and the holders of the trust securities. (Section 2.09). Our guarantee is a full and unconditional guarantee with respect to the preferred securities but does not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the Trust does not have sufficient available funds to pay those distributions. In that event, the remedy of a holder of preferred securities is to vote, together with the holders of a majority in liquidation amount of the preferred securities, to appoint a special administrative trustee and to direct the property trustee to enforce the property trustee's rights under the subordinated debentures.

Distributions

         Distributions on the preferred securities will:

         - be payable in U.S. dollars at [__]% per annum of the stated liquidation amount of $25 per preferred security and distributions that are in arrears for more than one quarter will accrue interest at the rate per annum of __% and interest so accrued at the end of each quarter and remaining unpaid will itself bear interest, to the extent permitted by applicable law, until paid on the same basis;

         - begin to accrue from, and include the date of original issuance; and

         - be cumulative and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing [__________], 2001.

         The term "distributions" as we use it in this prospectus includes any interest payable on distributions as described above, unless we state otherwise.

         We will compute the amount of distributions payable for any period on the basis of a 360-day year of twelve 30-day months. (Sections 4.01(a) and 4.01(b)).

         If any date on which a distribution is payable for any preferred securities is not a business day, payment will be made on the following business day, without any interest or other payment for the delay, unless that following business day is in the next calendar year. In that case, payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that date. Each date on which distributions are otherwise payable in accordance with the foregoing is a "distribution date." A "business day" means a day other than:

         -        a Saturday or a Sunday,

         - a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or

         - a day on which the principal corporate trust office of the property trustee or the trustee for our subordinated debentures is closed for business. (Section 4.01(a)).

         We have the right, under the subordinated indenture for our subordinated debentures, to extend the interest payment period from time to time on the subordinated debentures for up to 20 consecutive quarters. If we do, quarterly distributions on the preferred securities would be deferred by the Trust during that period. The preferred securities would continue to accrue interest on the deferred distributions, including interest on unpaid interest, as described above. If we exercise this right, we may not, during this period:

         - declare or pay any dividends on, or make a distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than a dividend in stock of the same class as the stock on which it is paid, or

         - make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the subordinated debentures, or

         - make any guarantee payments with respect to any item described in the two preceding bullet points, other than payments under the guarantee.

         Before an extension period ends, we may further extend the interest payment period so long as the extension period together with all previous and further extensions will not:

         -        exceed 20 consecutive quarters at any one time, or

         -        extend beyond the maturity of the subordinated debentures.

         Once an extension period has ended and all amounts then due have been paid, we may start a new extension period in accordance with the above requirements. See "Description of the Subordinated Debentures -- Interest" and "-- Option to Extend Interest Payment Period."

         The Trust's income available for distribution to preferred securities holders will be limited to payments we make under the related subordinated debentures. See "Description of the Subordinated Debentures." If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities. We will guarantee the Trust's payment of distributions on a limited and subordinated basis, but only if and to the extent the Trust has funds legally available for the payment of those distributions and cash sufficient to make those payments. See "Description of the Guarantee."

         The Trust will pay distributions to the registered holders of the preferred securities as of the relevant record dates. As long as the preferred securities remain in book-entry-only form, the relevant record date will be one business day prior to the distribution payment date and payment will be made as described under "Book Entry Securities" below, subject to any applicable laws and regulations and to the provisions of the trust agreement. If the preferred securities do not remain in book-entry-only form, the relevant record date will be the 15th day prior to the distribution payment date. (Section 4.01(d)).

Mandatory Redemption

         The subordinated debentures will mature on [__________] 2031, unless the maturity is extended at our option under certain circumstances. The property trustee will use the cash proceeds from any repayment of the subordinated debentures at maturity or upon earlier redemption to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. The redemption price you will receive will be equal to the liquidation amount of $25 per preferred security plus accumulated and unpaid distributions on the preferred security to the date of redemption. The administrative trustee will provide not less than 30 nor more than 60 days' notice to holders of preferred securities of any mandatory redemption. That payment in redemption shall be due without limitation and in all events. See "Description of the Subordinated Debentures -- Optional Redemption."

         We have the right to redeem the subordinated debentures on or after [__________], in whole or in part, subject to the conditions described under "Description of the Subordinated Debentures -- Optional Redemption." We may also redeem the subordinated debentures, in whole but not in part, if a Tax Event or an Investment Company Event as described below occurs and continues. See "Description of the Subordinated Debentures -- Optional Redemption."

Special Event Redemption.

         "Tax Event" means the administrative trustees' receipt of an opinion from nationally recognized independent counsel experienced in these matters to the effect that, as a result of:

         - any amendment to, or change, including any announced prospective change, in, the laws or treaties, or any regulations under the laws and treaties, of the United States or any political subdivision or taxing authority of or in the United States,

         - any amendment to or change in an interpretation or application of those laws or regulations by any legislative body, court, governmental agency or regulatory authority, including the enactment of any legislation or the publication of any judicial decision or regulatory determination on or after the date of the issuance of the preferred securities,

         - any interpretation or pronouncement of any of those bodies, courts, agencies or authorities that provides for a position with respect to those laws or regulations that differs from the then generally accepted position, or

         - any action taken by any governmental agency or regulatory authority,

in each case occurring on or after the issuance date of the preferred securities, there is more than an insubstantial risk that:

         - the Trust is, or will be, subject to United States federal income tax with respect to income accrued or received on the subordinated debentures,

         - interest payable by us on the subordinated debentures is not, or will not be, fully deductible by us for United States federal income tax purposes, or

         - the Trust is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

         "Investment Company Event" means the administrative trustees' receipt of an opinion of counsel experienced in practice under the Investment Company Act of 1940 to the effect that as a result of a change in law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" which is required to be registered under the Investment Company Act, where the change becomes effective after the issuance of the preferred securities.

         If a Tax Event or an Investment Company Event occurs we will have the right, upon not less than 30 nor more than 60 days notice, to redeem the subordinated debentures, in whole but not in part, for cash within 90 days following the occurrence of the Tax Event or Investment Company Event. Following that redemption, a like amount of preferred securities will be redeemed by the Trust at the applicable redemption price on a pro rata basis.

Distribution of the Subordinated Debentures

         We will have the right at any time to dissolve the Trust, and after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the subordinated debentures to be distributed to the holders of the preferred securities.

         If the subordinated debentures are distributed to the holders of the preferred securities, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or any other exchange on which the preferred securities are then listed. (Section 9.04(e)).

         After the date for any distribution of subordinated debentures upon dissolution of the Trust:

         - the preferred securities will no longer be deemed to be outstanding,

         - DTC or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificate representing the subordinated debentures to be delivered upon the distribution, and

         - any certificates representing preferred securities not held by DTC or its nominee will be deemed to represent a like amount of subordinated debentures, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to the accumulated and unpaid distributions on, those preferred securities, until the certificates are presented to us or our agent for transfer or reissuance.

         If a dissolution and liquidation of the Trust were to occur, we could not assure you as to the market prices for the subordinated debentures that may be distributed in exchange for the preferred securities. Accordingly, the subordinated debentures that you may receive if a dissolution and liquidation of the Trust were to occur, may trade at a discount to the price that you paid to purchase the preferred securities offered by this prospectus.

         As used in this prospectus, "like amount" means:

         - with respect to a redemption of preferred securities, preferred securities having a liquidation amount equal to the principal amount of subordinated debentures to be contemporaneously redeemed in accordance with the subordinated indenture and the proceeds of which will be used to pay the applicable redemption price of those preferred securities, and

         - with respect to a distribution to holders of preferred securities of subordinated debentures in connection with the Trust's liquidation, subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities of the holder to whom those subordinated debentures are distributed.

Redemption Procedures

         Preferred securities redeemed on each redemption date will be redeemed at the applicable redemption price with the proceeds from the contemporaneous redemption of subordinated debentures. Redemptions of preferred securities will be made and the applicable redemption price will be deemed payable on each redemption date, but only to the extent that the Trust has funds legally available for the payment of that redemption price. (Section 4.02(c)). See also "-- Subordination of Common Securities."

         If the Trust gives a notice of redemption for any preferred securities, then, by 12:00 noon, New York time, on the redemption date, so long as the preferred securities are in book-entry only form, the property trustee will:

         - irrevocably deposit with DTC funds sufficient to pay the applicable redemption price and

         - give DTC irrevocable instructions and authority to pay the redemption price to the holders of those preferred securities. See "Book-Entry Securities."

         If any preferred securities are no longer in book-entry-only form, the Trust will:

         - irrevocably deposit with the paying agent for those preferred securities funds sufficient to pay the applicable redemption price, and

         - give that paying agent irrevocable instructions and authority to pay the redemption price to holders of the preferred securities upon surrender of their certificates evidencing those securities.

         Distributions payable on or before the redemption date for any preferred securities called for redemption will be payable to the holders of those preferred securities on the relevant record dates for the related distribution dates. If notice of redemption is given and funds deposited as required, then upon the redemption date:

         - all rights of holders of those preferred securities called for redemption will cease, except the right of the holders of those preferred securities to receive the redemption price, but without interest on that redemption price, and

         -        those preferred securities will cease to be outstanding.

         If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next business day, and without any interest or other payment for the delay, except that, if the business day falls in the next calendar year, the payment will be made on the immediately preceding business day. If a redemption price payment for any preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee, distributions on those preferred securities will continue to accrue at the then applicable rate, from the original redemption date to the date of payment. In that case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. (Section 4.02(d)).

         Subject to applicable law, including United States federal securities law, we or our subsidiaries may from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement.

         The redemption price on any preferred securities will be paid to the holders of record of those preferred securities as they appear on the register for the preferred securities on the relevant record date. While the preferred securities are in book-entry only-form, the relevant record date will be the business day before the relevant redemption date. If, however, the preferred securities do not remain in book-entry-only form, the relevant record date will be the 15th day before the redemption date. (Section 4.02(e)).

         If less than all the trust securities of the Trust are to be redeemed on a redemption date, then the aggregate liquidation amount of those securities will be allocated 3% to the common securities and 97% to the preferred securities. The property trustee will select the particular preferred securities to be redeemed not more than 60 days prior to the redemption date by that method which:

         -        the property trustee deems fair and appropriate, and

         - may provide for the redemption of portions of the preferred securities in denominations of $25 or greater.

         The property trustee will promptly notify the security registrar in writing of the preferred securities selected for redemption and, in the case of a partial redemption, the liquidation preference of preferred securities to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the liquidation amount of preferred securities that has been or is to be redeemed. (Section 4.02(f)).

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and the related common securities will be made pro rata based on the liquidation amount of those trust securities. No distribution payment or other payment on account of the redemption, liquidation or other acquisition of any common security will be made, however, if an event of default under the subordinated indenture has occurred and is continuing on the distribution, redemption or other payment date unless payment in full in cash of all accumulated and unpaid distributions on all outstanding preferred securities or the full redemption price due on preferred securities, as applicable, is made or provided for. The property trustee must first apply all available funds to payment in full in cash of all preferred securities distributions or redemption price then due and payable. (Section 4.03(a)).

         In the case of a trust agreement event of default resulting from a subordinated indenture event of default, the holder of common securities will be deemed to have waived the trust agreement event of default until the effect of all trust agreement events of default has been cured, waived or otherwise eliminated. Until those trust agreement events of default have been so cured, waived or otherwise eliminated, the property trustee shall act solely on behalf of the holders of the preferred securities and not the holder of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf. (Section 4.03(b)).

Liquidation Distribution upon Dissolution

         Pursuant to the trust agreement, the Trust will dissolve and will be liquidated by the Cleveland Electric trustees on the first to occur of:

         -        [__________], the expiration of the term of the Trust;

         -        our bankruptcy, dissolution or liquidation;

         - our election to dissolve the Trust and to distribute the subordinated debentures to the holders of the preferred securities and common securities;

         - the redemption of all of the preferred securities in connection with the redemption of all of the subordinated debentures; and

         - the entry by a court of an order for judicial dissolution (Sections 9.01 and 9.02).

         If an early dissolution occurs as described in the second, third and fifth bullet points above, the Cleveland Electric trustees will expeditiously liquidate the Trust by causing the property trustee to distribute to each holder of preferred securities and common securities a like amount of subordinated debentures, unless that distribution is determined by the property trustee to be impractical. If that distribution is impractical, the holders will be entitled to receive out of the available assets of the Trust, after satisfaction of creditors' liabilities, an amount equal to the aggregate of the stated liquidation preference per preferred security plus accumulated and unpaid distributions to the date of payment. If this liquidation distribution can be paid only in part because the Trust has insufficient assets to pay in full, then the amounts payable directly by the Trust on the preferred securities will be paid on a pro rata basis. The holders of the common securities will be entitled to receive distributions upon any dissolution pro rata with the holders of the preferred securities, except the preferred securities will have a preference over the common securities if a trust agreement event of default has occurred and is continuing. (Sections 9.04(a) and 9.04(d)).

Events of Default; Notice

         Any one of the following events constitutes a trust agreement event of default:

         - the occurrence of an event of default under the subordinated indenture (see "Description of the Subordinated Debentures-- Events of Default"); or

         - default by the Trust in the payment of any distribution for 30 days after it becomes due and payable; or

         - default by the Trust in the payment of any redemption price of any preferred security or common security when it becomes due and payable; or

         - default in the performance, or breach, in any material respect, of any covenant or warranty of the Cleveland Electric trustees in the trust agreement, other than a default or breach dealt with in the second and third bullet points above, and continuation of that default or breach for a period of 60 days after the defaulting trustee or trustees have been given written notice of by the holders of at least 10% in liquidation amount of the outstanding preferred securities; or

         - the occurrence of a bankruptcy event with respect to the Trust.

         Within five business days after the occurrence of any trust agreement event of default, the property trustee will send notice of any default actually known to it to the holders of preferred securities, the administrative trustees and the depositor, unless the default has been cured or waived. (Section 8.02).

         The holder of the common securities may remove the property trustee and appoint a successor at any time unless a trust agreement event of default has occurred and is continuing, in which case the holders of a majority in liquidation amount of the preferred securities may remove the property trustee and appoint a successor. No registration or removal of the property trustee and no appointment of a successor trustee will be effective until the successor property trustee accepts the appointment in accordance with the trust agreement. (Section 8.10).

Mergers, Consolidations or Amalgamations of the Trust

         The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body except as described below or under "-- Liquidation Distribution upon Dissolution."

         The Trust may, with the consent of the administrative trustees and without the consent of the holders of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State, if it satisfies the following conditions:

         -        the successor entity either:

                  - expressly assumes all of the obligations of the Trust under the trust securities, or

                  - substitutes for the preferred securities other securities having substantially the same terms as the trust securities, so long as the successor securities rank the same as the trust securities rank with respect to distributions and payments upon liquidation, redemption and otherwise,

         - we expressly acknowledge a trustee of the successor entity possessing the same powers and duties as the property trustee, in its capacity as the holder of the subordinated debentures,

         - the preferred securities or any successor securities are listed or quoted, or any successor securities will be listed or quoted upon notification of issuance, on any national securities exchange or with another organization on which the preferred securities are then listed or quoted,

         - the merger, consolidation, amalgamation or replacement does not cause the preferred securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization,

         - the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than for any dilution of the holders' interest in the new entity,

         - the successor entity has a purpose substantially identical to that of the Trust,

         - prior to the merger, consolidation, amalgamation or replacement, the Trust has received an opinion of nationally recognized independent counsel to the Trust experienced in such matters to the effect that:

                  - the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect, other than any dilution of the holders' interest in the new entity,

                  - following the merger, consolidation, amalgamation or replacement, neither the Trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act,

                  - following the merger, consolidation, amalgamation or replacement, the Trust, or the successor entity, will not be classified as an association taxable as a corporation for United States federal income tax purposes, and

         - we guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

         However, the Trust will not, except with the consent of holders of 100% in liquidation amount of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if in the opinion of nationally recognized independent counsel experienced in such matters, the consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as an association taxable as a corporation for United States federal income tax purposes. See "-- Special Event Redemption" and "-- Liquidation Distribution Upon Dissolution."

Merger or Consolidation of a Cleveland Electric Trustee

         So long as it is otherwise qualified and eligible, any of the following may be the successor to a Cleveland Electric trustee:

         - any corporation into which any trustee that is not a natural person may be merged or converted or with which it may be consolidated,

         - or any corporation resulting from any merger, conversion or consolidation to which any Cleveland Electric trustee is a party, or

         - any corporation succeeding to all or substantially all the corporate trust business of any Cleveland Electric trustee. (Section 8.12).

Voting Rights

         Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by law and the trust agreement, the holders of the preferred securities will have no voting rights. (Section 6.01(a)).

         A majority in liquidation amount of the holders of the outstanding preferred securities, acting as a single class, may appoint a special administrative trustee if:

         - the Trust fails to pay distributions in full on the preferred securities for 6 consecutive quarterly distribution periods, or

         -        a trust agreement event of default occurs and is continuing.

         For purposes of determining whether the Trust has failed to pay distributions in full for 6 consecutive quarterly distribution periods, distributions are deemed to remain in arrears until full cumulative distributions have been paid for all quarterly distribution periods ending on or before the date of payment of the cumulative distributions. Any holders of preferred securities, other than us or any of our affiliates, will be entitled to nominate any person to be appointed as special administrative trustee.

         Not later than 30 days after the right to appoint a special administrative trustee arises, the administrative trustees will convene a meeting of the holders of preferred securities for the purpose of appointing a special administrative trustee. If the administrative trustees fail to convene this meeting within the 30-day period, the holders of not less than 10% of the aggregate stated liquidation amount of the outstanding preferred securities may convene that meeting. Any special administrative trustee appointment will end when an event described in either of the two immediately preceding bullet points no longer continues. Notwithstanding the appointment of any special administrative trustee, we retain all rights under the subordinated indenture, including the right to defer payments of interest by extending the interest payment period as provided under "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period." If an extension occurs, there will be no subordinated indenture event of default and, consequently, no trust agreement event of default, for failure to make any scheduled interest payment during the extension period on the date originally scheduled. Holders of a majority in liquidation amount of the outstanding preferred securities will have the right, however, in the circumstances described above, to appoint a special administrative trustee. (Section 6.01(d)).

         If any proposed amendment to the trust agreement provides for, or the Cleveland Electric trustees otherwise propose to effect:

         - any action that would adversely affect the powers, preferences or special rights of the holders of any preferred securities, whether by way of amendment to the trust agreement or otherwise, or

         - the dissolution, winding-up or termination of the Trust, other than pursuant to the trust agreement,

then the holders of outstanding preferred securities will be entitled to vote as a class on the amendment or proposal which shall not be effective except with the approval of the holders of 66-2/3% in liquidation preference of the outstanding preferred securities. No amendment to the trust agreement may be made if, as a result of such amendment, the Trust would be classified as an association taxable as a corporation for the United States federal income tax purposes. (Section 6.01(c)).

         The holders of a majority in aggregate liquidation amount of the outstanding preferred securities will have the right to:

         - direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee under the trust agreement, including the right to direct the property trustee to exercise the remedies available to it as a holder of the subordinated debentures under the subordinated indenture;

         - waive any past subordinated indenture event of default that is waivable under the subordinated indenture; or

         - exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures shall be due and payable;

provided, however, that where a consent under the subordinated indenture requires the consent of all holders of the subordinated debentures affected, the property trustee may only give that consent at the direction of all holders of the preferred securities. If the property trustee fails to enforce its rights under the subordinated debentures, to the fullest extent permitted by law, a holder of preferred securities may, after written request to the property trustee to enforce those rights, institute a legal proceeding directly against us to enforce those rights without first instituting any legal proceeding against the property trustee or any other person or entity. The property trustee will notify all holders of the preferred securities of any notice of default received from the subordinated indenture trustee with respect to the subordinated debentures. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the property trustee will not take any of the actions described in the three bullet points above unless it has received an opinion from nationally recognized independent counsel experienced in these matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of that action. (Section 6.01(b)).

         Holders of preferred securities are not required to vote or consent to the Trust's redemption or cancellation of any preferred securities in accordance with the trust agreement.

         For the purposes of voting or consenting by holders of preferred securities, any of the preferred securities that are owned by us, the Cleveland Electric trustees or any affiliate of ours or of any Cleveland Electric trustee, generally will be treated as if not outstanding.

         The procedures by which holders of preferred securities may exercise their voting rights are described below. See "Book Entry Securities" below.

         Except in connection with the appointment of a special administrative trustee as described above or during a trust agreement event of default, holders of the preferred securities will have no rights to appoint or remove the Cleveland Electric trustees. As the indirect or direct holder of all of the Trust's common securities, only we may appoint, remove or replace a Cleveland Electric trustee.

Co-Property Trustees and Separate Property Trustee

         In general, unless a continuing trust agreement event of default exists, the holder of the common securities and the administrative trustees may appoint, and upon the written request of the administrative trustees, we, as depositor of the Trust, will join with the administrative trustees in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more persons approved by the property trustee either to act as co-property trustee, jointly with the property trustee, of all or any part of the trust property, or to act as separate property trustee of any that property, in either case with the powers as may be provided in the instrument of appointment, and to vest in that person or those persons in that capacity, any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. If we do not join in the appointment within 15 days after our receipt of a request to do so, or if a continuing subordinated indenture event of default exists, the administrative trustees alone will have power to make that appointment. (Section 8.09).

Payment and Paying Agent

         Payments of preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the preferred securities are not held by DTC, these payments will be made by check mailed to the address of the registered holder. The paying agent will initially be The Bank of New York. The paying agent may resign upon 30 days' written notice to the administrative trustees, the property trustee and us as depositor. In the event that The Bank of New York chooses to no longer be the paying agent, the administrative trustees will appoint a successor to act as paying agent, which will be a bank or trust company acceptable to the property trustee and the depositor. (Sections 4.04 and 5.09).

Registrar and Transfer Agent

         The Bank of New York will act as registrar and transfer agent for the preferred securities.

         Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but upon payment for any tax or other governmental charges which may be imposed in relation to it.

         The Trust will not be required to register or cause to be registered any transfer of preferred securities after they have been called for redemption or during a period of 15 days immediately preceding the date on which notice identifying the serial numbers for the preferred securities called for redemption is mailed.

Concerning the Property Trustee

         We and certain of our subsidiaries maintain deposit accounts and conduct other banking transactions with the property trustee in the ordinary course of their businesses. The property trustee also acts as trustee under certain indentures relating to borrowings by or for the benefit of the lessors to finance their acquisition of our interest in the Perry Nuclear Power Plant and Beaver Valley Power Station in connection with the sale and leaseback of certain undivided interests in those plants. Under the sale/leaseback documents, we are ultimately responsible for the payment of this indebtedness.

Miscellaneous

         We have applied to list the preferred securities on the New York Stock Exchange, subject to official notice of issuance.

         The administrative trustees are authorized and directed to conduct the affairs of the Trust and to operate the Trust so that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or taxed as a corporation for United States federal income tax purposes and so that the subordinated debentures will be treated as our indebtedness for United States federal income tax purposes. In this case, we as the depositor and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine in our discretion to be necessary or desirable for those purposes, as long as that action does not adversely affect the interests of the holders of the preferred securities.

         Holders of the preferred securities have no preemptive or similar rights.


                          DESCRIPTION OF THE GUARANTEE

         Selected provisions of the guarantee that we will execute and deliver to the guarantee trustee for the benefit of holders of preferred securities are summarized below. This summary is not complete. A form of the guarantee was filed with the Commission as an exhibit to the registration statement that contains this prospectus. You should read that document for a better understanding of all of the provisions of the guarantee that may be important to you. Since the guarantee will be qualified under the Trust Indenture Act, you should also refer to the Trust Indenture Act of 1939 for more information. Wherever particular sections or defined terms of the guarantee are referred to in this description, those sections or defined terms are incorporated in this prospectus by reference.

General

         We will fully and unconditionally agree, to the extent described herein, to pay the guarantee payments described below in full to the holders of preferred securities as and when due. We must make these payments regardless of any defense, right of set-off or counterclaim available to or asserted by the Trust. We will make the following guarantee payments with respect to the preferred securities to the extent not paid by or on behalf of the Trust:

         - any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent we have made a required payment of interest or principal on the subordinated debentures;

         - the redemption price on any preferred securities called for redemption by the Trust, including all accumulated and unpaid distributions to the date of redemption, to the extent we have made a required payment of interest or principal on the subordinated debentures; and

         - upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of the subordinated debentures to the holders of the preferred securities or a redemption of all of the preferred securities upon the maturity or redemption of the subordinated debentures), the lesser of:

                  - the aggregate of the liquidation amount and all accumulated and unpaid distributions on the preferred securities to the date of payment, to the extent the Trust has funds available therefor, and

                  - the amount of assets of the Trust remaining available for distribution to holders of preferred securities in liquidation of the Trust.

         Our obligation to make a guarantee payment may be satisfied by our direct payment of the required amounts to the holders of preferred securities or by causing the Trust to pay those amounts to those holders.

         The guarantee will be a full and unconditional guarantee of the preferred securities issued by the Trust from the time of issuance of the preferred securities, but will not apply to any payment of distributions or redemption price due to the extent that the Trust lacks funds legally available therefor as a result of our failure to make required payments of interest, redemption price or principal on the subordinated debentures. If we do not make interest or redemption price payments on the subordinated debentures, the Trust will not have funds legally available for, and will not pay, distributions or redemption price on the preferred securities. The guarantee will rank subordinate and junior in right of payment to all our outstanding liabilities, except those made of equal rank by their terms. See "-- Status of the Guarantee."

Amendments and Assignment

         The terms of the guarantee may be changed only with the prior approval of the holders of not less than 66-2/3% in liquidation amount of the outstanding preferred securities, except that any changes that do not adversely affect in any material respect the rights of holders of preferred securities may be made with no vote required. All of our successors, assigns, receivers, trustees and representatives will be bound by all guarantees and agreements of the guarantee, and those guarantees and agreements will inure to the benefit of the holders of the outstanding preferred securities.

Events of Default

         An event of default under the guarantee will occur if we fail to perform any of our payment obligations under the guarantee. The holders of a majority in liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to, or the exercise of any trust or power conferred upon, the guarantee trustee under the guarantee.

         If an event of default under the guarantee has occurred and is continuing, the guarantee trustee will enforce the guarantee for the benefit of the holders of the preferred securities. If the guarantee trustee fails to enforce the guarantee, any holder of preferred securities may institute a legal proceeding directly against us to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

         The guarantee requires us to annually provide the guarantee trustee with:

         - a report as to our performance of our guarantee obligations and as to any default in that performance and

         - an officer's certificate as to our compliance with all conditions under the guarantee.

Information Concerning the Guarantee Trustee

         The guarantee trustee will perform only the duties specifically set forth in the guarantee unless we are in default under the guarantee. In case of an uncured event of default under the guarantee, the guarantee trustee must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is not obligated to exercise any of its powers under the guarantee at the request of any holder of preferred securities unless it is offered reasonable indemnity against costs, expenses and liabilities that might be incurred by the exercise of those powers.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         - full payment of the applicable redemption price of the preferred securities,

         - the distribution of subordinated debentures to holders of preferred securities in exchange for all of the preferred securities, or

         - upon full payment of the amounts payable upon liquidation of the Trust.

         The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of preferred securities must restore payment of any sums paid under the preferred securities or the guarantee.

Status of the Guarantee

         Our guarantee will constitute an unsecured obligation of ours and, except with respect to compensation or reimbursement payments to the guarantee trustee, will rank

         - subordinate and junior in right of payment to all our liabilities, except liabilities that may be made pari passu by their terms,

         - pari passu with the most senior preferred or preference stock issued or to be issued by us and with any guarantee now or hereafter entered into by us in respect of any preferred or preference stock of any of our affiliates, and

         -        senior to our common stock.

         The trust agreement provides that each holder of preferred securities by acceptance of the preferred securities agrees to the subordination provisions and other terms of the guarantee.

         The guarantee will constitute a guarantee of payment and not of collection. Accordingly, the guaranteed party may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         Governing Law.

         The guarantee will be governed by and construed in accordance with the laws of the State of New York.


                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         The Trust will use the proceeds of the issuance and sale of its trust securities to invest in our subordinated debentures. Selected provisions of the subordinated debentures and the subordinated indenture between us and The Bank of New York, as subordinated debenture trustee, are summarized below. This summary is not complete. We filed forms of the subordinated debentures and subordinated indenture with the Commission as exhibits to the registration statement that contains this prospectus. You should read those documents for a better understanding of all of their provisions that may be important to you. Since the subordinated indenture will be qualified under the Trust Indenture Act of 1939, you should also refer to the Trust Indenture Act for more information. Wherever particular sections or defined terms of the subordinated debentures or the subordinated indenture are referred to in this prospectus, those sections or defined terms are incorporated in this prospectus by reference.

         If the Trust is dissolved, subordinated debentures may be distributed to the holders of the trust securities in liquidation of the Trust. See "Description of the Preferred Securities --Distribution of the Subordinated Debentures."

         If the subordinated debentures are distributed to the holders of the preferred securities, we will use our best efforts to cause those subordinated debentures to be listed on the New York Stock Exchange or on any other exchange on which the preferred securities are then listed.

General

         The subordinated debentures will be limited in aggregate principal amount to $[_________] (or up to $____ aggregate principal amount in the event that the underwriters exercise their over-allotment option granted pursuant to the underwriting agreement), approximately the sum of the aggregate stated liquidation preference of the preferred securities and the consideration paid by us for the related common securities. The subordinated debentures will be our unsecured, subordinated obligations and will rank junior to all of our senior indebtedness, as described below. The subordinated debentures will not be subject to a sinking fund.

         The entire outstanding principal amount of the subordinated debentures will become due and payable, together with any accrued and unpaid interest and including any additional interest as described below, on [______]. That date may be extended to a date no later than [__________] if we elect to extend the scheduled maturity date of those subordinated debentures and if we satisfy specified conditions. See "-- Option to Extend Maturity Date."

Optional Redemption

         On or after [__________], we will have the right, at any time and from time to time, to redeem the subordinated debentures, in whole or in part, at a redemption price equal to 100% of the principal amount of the subordinated debentures being redeemed, together with any accrued but unpaid interest to the redemption date, including any additional interest described below.

         In general, we may redeem the subordinated debentures, in whole but not in part, within 90 days after a Tax Event or Investment Company Event occurs at a redemption price of 100% of their principal amount, together with any accrued but unpaid interest, including any additional interest, to the redemption date. See "Description of the Preferred Securities -- Special Event Redemption."

         As long as the Trust holds all of the outstanding subordinated debentures relating to the trust securities, it must use the proceeds of the redemption of those subordinated debentures to redeem the preferred securities in accordance with their terms. We cannot redeem any subordinated debentures unless all accrued and unpaid interest, including any additional interest, has been paid in full on all outstanding subordinated debentures for all quarterly interest periods ending on or before the redemption date.

         We must give at least 30 but not more than 60 days' notice of any optional redemption of subordinated debentures to holders of those subordinated debentures.

Interest

         The subordinated debentures will bear interest at the of [___]% per annum. Interest is payable every quarter in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on [________], 2001. Interest will be paid to the person in whose name a subordinated debenture is registered, subject to certain exceptions, at the close of business on the business day next preceding the interest payment date. Interest will accrue quarterly, to the extent permitted by applicable law, at the rate of [___]% per annum on any interest installment in arrears for more than one quarter and on any interest on overdue interest.

         We anticipate that the Trust will be the sole holder of the subordinated debentures unless the Trust is liquidated.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then we will pay the interest payable on that date on the next succeeding day which is a business day, without any interest or other payment for any delay. If that business day falls in the next succeeding calendar year, however, the payment will be made on the immediately preceding business day. In each case, the payment will be made with the same force and effect as if made on the date the payment was originally payable.

Option to Extend Maturity Date

         The stated maturity of the subordinated debentures is [__________] 2031. However, before the stated maturity of the subordinated debentures, we may extend that maturity date no more than one time for up to an additional [___] years from the original stated maturity; so long as:

         -        we are not in bankruptcy or otherwise insolvent,

         -        we are not in default on the subordinated debentures,

         - we have made timely payments on the subordinated debentures for the immediately preceding six quarters without deferrals,

         - the Trust is not in arrears on payments of distributions on the preferred securities, and

         - the subordinated debentures are rated [___] or higher by Standard & Poor's Rating Group [___] or higher by Moody's Investors Service, Inc. or the equivalent for any other nationally recognized statistical rating organization.

Pursuant to the trust agreement, the administrative trustees are required to give notice of our election to extend the stated maturity to the holders of the preferred securities.

Option to Extend Interest Payment Period

         We will have the right at any time during the term of the subordinated debentures to extend the interest payment period, from time to time, for an extension period of up to 20 consecutive quarters, during which interest will accrue but not be paid. Interest will accrue quarterly on accrued but unpaid interest during any extension period. At the end of the extension period, we must pay all interest then accrued and unpaid--including interest accrued on unpaid interest as described above at the rate specified for the subordinated debentures to the extent permitted by applicable law. During any extension period, we may not:

         - declare or pay any dividends on, or make a distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than a dividend in stock of the same class as the stock on which it is paid, or

         - make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any of our debt securities issued by us that rank equally with or junior to the subordinated debentures, or

         - make any guarantee payments with respect to any items described in the two preceding bullet points, other than payments under the guarantee.

         Before an extension period ends, we may further extend the interest payment period, so long as the extension period together with all previous and further extensions will not:

         -        exceed 20 consecutive quarters at any one time, or

         - extend beyond the maturity date of the subordinated debentures.

Once an extension period has ended and all amounts then due have been paid, we may start a new extension period, subject to the above requirements. No interest will be due and payable during an extension period, except at the end of the period. So long as the property trustee is the sole holder of the subordinated debentures, we must give the property trustee, the administrative trustees and the subordinated debenture trustee notice of our selection of the extension period at least one business day prior to the earlier of:

         - the date the distributions on the preferred securities are payable, or

         - the date the administrative trustees are required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the preferred securities of the record date for the payment of these distributions or the date the distributions are payable, but in any event not less than one business day prior to that record date.

         Pursuant to the Trust Agreement, the administrative trustees must notify the holders of the preferred securities of our selection of an extension period.

Additional Interest

         If the Trust is ever required to pay any taxes, duties, assessments or governmental charges of whatever nature -- other than withholding taxes -- imposed by the United States or any other taxing authority, then, in any case, we will also pay as "additional interest" the amount required so that the net amounts received and retained by the Trust after paying those taxes, duties, assessments or governmental charges will be not less than the amounts the Trust would have received had no taxes, duties, assessments or governmental charges been imposed.

Set-Off

         Notwithstanding anything to the contrary in the subordinated debenture indenture, we may set-off any payment we are otherwise required to make on the subordinated debentures to the extent we have already made, or are concurrently on the date of payment making, a payment under the guarantee.

Subordination

         Our subordinated debentures will be subordinate and junior in right of payment to all our senior indebtedness, as defined below. The subordinated debentures rank equally with our obligations to trade creditors. No payment of principal of -- including redemption -- or interest on the subordinated debentures may be made if:

         - we have defaulted on any payment of senior indebtedness when due, any applicable grace period with respect to that default has ended and the default has not been cured or waived, or

         - if the maturity of any senior indebtedness has been accelerated because of a default.

(Section 11.02). If we are voluntarily or involuntarily dissolved, wound-up, liquidated or reorganized and our assets are distributed to creditors, whether in bankruptcy, insolvency, receivership or other proceedings, all principal of and interest due or to become due on, all senior indebtedness must be paid in full before the holders of the subordinated debentures are entitled to receive or retain any payment thereon. (Section 11.03). Subject to the prior payment of all senior indebtedness, the rights of the holders of the subordinated debentures will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions applicable to senior indebtedness until all amounts owing on the subordinated debentures are paid in full. (Section 11.04).

         Under the subordinated indenture, "senior indebtedness" means generally the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the subordinated indenture or incurred, created or assumed later:

         - all our indebtedness on a consolidated basis -- other than any obligations to trade creditors -- evidenced by notes, debentures, bonds, other securities or other instruments issued by us for money borrowed and capitalized lease obligations;

         - all indebtedness of others of the kinds described in the first bullet point above assumed by or guaranteed in any manner by us or in effect guaranteed by us; and

         - all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding first or second bullet point above, unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that the indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the subordinated debentures. (Section 1.01).

         The subordinated indenture does not limit the aggregate amount of senior indebtedness that we may issue. As of March 31, 2001, we had approximately $2.6 billion of principal amount of indebtedness for borrowed money constituting senior indebtedness on a consolidated basis.

Certain Covenants of The Cleveland Electric Illuminating Company

         We will covenant that we will not declare or pay any dividends or distributions -- other than dividends or distributions payable in our common stock -- on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, or make any guarantee payments with respect to the foregoing, other than payments under the guarantee, if at the time:

         - any event of which we have actual knowledge has occurred that with the giving of notice or the lapse of time, or both, would constitute an event of default under the subordinated indenture, and that we have not taken reasonable steps to cure,

         - we will be in default in our payment of any obligations under the guarantee, or

         - we will have given notice of our selection of an extension period as provided in the subordinated indenture and that extension period, or any extension of that extension period, will be continuing. (Section 10.05).

         We will also covenant:

         - to maintain 100% ownership of the common securities of the Trust, provided, however, that any permitted successor of us under the subordinated indenture may succeed to our ownership of those subordinated debentures, and

         - to use our reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to remain a business trust and otherwise not to be classified as a corporation for United States federal income tax purposes. (Section 10.05).

Events of Default

         Each of the following events constitutes an event of default with respect to the subordinated debentures:

         - failure for 30 days to pay interest on the subordinated debentures when due, including any additional interest, subject to the deferral of any due date in the case of an extension period; or

         - failure to pay principal on the subordinated debentures when due whether at maturity, upon redemption by declaration or otherwise; provided, however, that an extension of the maturity of the subordinated debentures in accordance with the terms of the subordinated indenture and the subordinated debentures shall not constitute an event of default; or

         - failure to observe or perform in any material respect any other covenant contained in the subordinated indenture for 90 days after written notice to us from the subordinated debenture trustee or to us and the subordinated debenture trustee from the holders of at least 25% in principal amount of the outstanding subordinated debentures; or

         -        certain events in bankruptcy, insolvency or reorganization.
                  (Section 5.01).

         The holders of a majority in outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated debenture trustee. (Section 5.12). The subordinated debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of the subordinated debentures may declare the principal of and interest on the subordinated debentures due and payable immediately upon a subordinated indenture event of default, and should the subordinated debenture trustee or those holders of subordinated debentures fail to make that declaration the holders of at least 25% in aggregate liquidation preference of preferred securities then outstanding will have that right. The holders of a majority in aggregate outstanding principal amount of the subordinated debentures may annul the declaration if all defaults have been cured or waived and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, as well as all sums paid or advanced by the subordinated debenture trustee and its compensation, expenses and advances, have been deposited with the subordinated debenture trustee. (Section 5.02).

         The holders of a majority in outstanding principal amount of the subordinated debentures affected may, on behalf of the holders of all the subordinated debentures, waive any past default, except a default in the payment of principal or interest (unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the subordinated debenture trustee) or a default in respect of a covenant or provision which under the subordinated indenture cannot be modified or amended without the consent of the holder of each outstanding subordinated debenture. (Section 5.13). We must file annually with the subordinated debenture trustee a certificate as to our compliance with all the material terms, provisions and conditions applicable to us under the subordinated indenture. (Section 10.04).

         In case any subordinated indenture event of default occurs and is continuing, the property trustee will have the right to declare the principal of and the interest, including any additional interest, on the subordinated debentures and any other amounts payable under the subordinated indenture to be due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         A voluntary or involuntary dissolution of the Trust prior to redemption or maturity of the subordinated debentures would not constitute a subordinated indenture event of default. If the Trust is dissolved, an event both we and the Trust consider remote, any of the following, among other things, could occur:

         - a distribution of the subordinated debentures to the holders of the preferred securities,

         - a cash distribution to the holders of the preferred securities out of the sale of the Trust's assets, after satisfaction of liabilities to creditors,

         - a permitted redemption at par of the subordinated debentures, and a consequent redemption of a like amount of the preferred securities, at our option of under the circumstances described in "-- Optional Redemption," or

         - the rollover of the Trust's property into another entity with similar characteristics.

Form, Exchange and Transfer

         The subordinated debentures will be issuable only in registered form, without coupons and only in denominations of $25 and multiples of $25. (Section 3.02).

         Subject to the terms of the subordinated indenture, subordinated debentures may be presented for registration of transfer or exchange -- duly endorsed or accompanied by satisfactory instruments of transfer or exchange -- at the office of the registrar for the subordinated debentures designated by us for that purpose. No service charge will be made for any registration of transfer or exchange of subordinated debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith except with respect to certain exchanges not involving any transfer. The transfer or exchange will be effected upon the registrar or the transfer agent, as the case may be, being satisfied with the documents of transfer, title and identity of the person making the request. We have appointed the subordinated debenture trustee as the registrar for the subordinated debentures. (Section 3.05).

         We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts. (Section 10.02).

         We will not be required to:

         - issue, register the transfer of or exchange of any subordinated debentures during the 15 days before the day notice of redemption identifying those subordinated debentures being called for redemption is mailed or

         - issue, register the transfer or exchange any subordinated debentures selected for redemption in whole or in part, except the unredeemed portion of any subordinated debentures being redeemed in part. (Section 3.05).

Payment and Paying Agents

         We will pay interest on a subordinated debenture on any interest payment date to the person in whose name the subordinated debenture, or one or more predecessor securities, is registered at the close of business on the regular record date for that interest payment date. (Section 3.07).

         Principal of and any interest on the subordinated debentures will be payable at the office of the paying agent or agents designated by us for this purpose from time to time. We may at our option, however, pay interest by check mailed to the address of the person entitled to that interest as that address appears in the security register or by wire transfer. The subordinated debenture trustee is The Bank of New York and we have designated The Bank of New York as our initial paying agent and The Bank of New York's corporate trust office in The City of New York as our sole paying agency for payments on the subordinated debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. (Section 10.02).

Modification of the Subordinated Indenture

         The subordinated indenture contains provisions permitting us and the subordinated debenture trustee, with the consent of the holders of not less than 66-2/3% of the principal amount of the outstanding subordinated debentures, to modify the subordinated indenture in a manner affecting the rights of the holders of the subordinated debentures. However, no modification may, without the consent of the holder of each outstanding subordinated debenture:

         - change the fixed maturity of the subordinated debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or change the place of payment where or the currency in which the subordinated debentures or their interest are payable, or impair the right to institute a suit for enforcement on or after maturity or redemption, or modify the subordination provisions in the subordinated indenture in a manner adverse to the holders of the subordinated debentures, or

         - reduce the percentage of principal amount of subordinated debentures, the holders of which are required to consent to any modification of the subordinated indenture, or

         - modify certain provisions of the subordinated indenture relating to the waiver of our past defaults or our compliance with our covenants in the subordinated indenture.

Under the subordinated indenture, the consent of the holders of the preferred securities is also required for some amendments to or the termination of the subordinated indenture and in respect of our compliance with certain covenants in the subordinated indenture. (Section 9.02).

Consolidation, Merger and Sale

         We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, and may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, us unless:

         -        the successor person, if any:

                  - is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, and

                  - assumes our obligations on the subordinated debentures and under the subordinated indenture,

         - immediately after giving effect to the transaction, and treating any indebtedness which as a result of the transaction becomes our obligation or the obligation of any of our subsidiaries as having been incurred at the time of the transaction, no subordinated indenture event of default, and no event which, after notice or lapse of time or both, would become a subordinated indenture event of default, will have occurred and be continuing,

         - the consolidation or merger or conveyance, transfer or lease of our properties or our assets is permitted under, and does not give rise to any breach or violation of, the trust agreement or the guarantee, and

         -        other conditions are met. (Section 8.01).

Satisfaction and Discharge

         Under the terms of the subordinated indenture, we will be discharged from our obligations under the subordinated debentures if we deposit with the subordinated debenture trustee, in trust, moneys in an amount sufficient to pay all the principal of, and interest on, the subordinated debentures on the dates those payments are due in accordance with the terms of those subordinated debentures, provided that those subordinated debentures have become due and payable, or will become due and payable within one year whether at maturity or through redemption. Even if we make the deposit as described in the preceding sentence, however, our obligations to register the transfer or exchange of subordinated debentures, replace stolen, lost or mutilated subordinated debentures and hold moneys for payment in trust will not be discharged. (Section 4.01).

Governing Law

         The subordinated indenture and the subordinated debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12).


                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

         As long as payments of interest and other payments are made when due on the subordinated debentures, those payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         - the aggregate principal amount of subordinated debentures will be equal to the sum of the aggregate stated liquidation preference of the preferred securities and the common securities;

         - the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         - the trust agreement obligates us, and not the Trust, to pay for any, costs, expenses and liabilities of the Trust, including any income taxes, duties and other governmental charges, and related costs and expenses, to which the Trust may become subject, except for United States withholding taxes and the Trust's obligations to holders of preferred securities under the preferred securities; and

         - the trust agreement further provides that the Cleveland Electric trustees will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the limited purposes of the Trust.

         We are guaranteeing the payment of distributions and other amounts due on the preferred securities to the extent the Trust has funds available for the payment of those distributions as and to the extent set forth under "Description of the Guarantee." If and to the extent that we do not make payments on the subordinated debentures, the Trust will not pay distributions or other amounts due on the preferred securities.

         If the guarantee trustee fails to enforce the guarantee, a holder of a preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the Trust or any other person or entity.

         The preferred securities evidence the rights of the holders of the preferred securities to the benefits of the Trust, which exists for the sole purpose of issuing its trust securities and investing the proceeds in our debt securities, while the subordinated debentures represent our indebtedness. A principal difference between the rights of a holder of a preferred security and a holder of a subordinated debenture is that a holder of a subordinated debenture will accrue, and is entitled to receive, subject to permissible extensions interest periods, interest on the principal amount of subordinated debentures held, while a holder of preferred securities is only entitled to receive distributions if and to the extent the Trust has funds legally available for the payment of those distributions.

         Upon any voluntary or involuntary dissolution, winding-up or termination of the Trust, the holders of preferred securities will be entitled to receive in cash, out of assets legally available for distribution to holders, the liquidation distribution described under "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution." Upon our voluntary or involuntary liquidation or bankruptcy, the Trust, as holder of the subordinated debentures, would be a subordinated creditor of ours, subordinated in right of payment to all senior indebtedness, but entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the Trust (other than United States withholding taxes and other than the Trust's obligations to holders of preferred securities under the preferred securities), the positions of a holder of preferred securities and a holder of subordinated debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy would be substantially the same.

         A default or event of default under any senior indebtedness would not constitute a default or subordinated indenture event of default. In the event of payment defaults under, or acceleration of, senior indebtedness, the subordination provisions of the subordinated debentures provide that no payments may be made on the subordinated debentures until that senior indebtedness has been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute a subordinated indenture event of default.


                              BOOK-ENTRY SECURITIES

         The preferred securities will trade through DTC. The preferred securities will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee.

         DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC facilitates settlement of securities transactions among its participants, through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the Commission.

         Purchases of preferred securities within the DTC system must be made through participants, which will receive a credit for the preferred securities on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased preferred securities. Beneficial owners will not receive certificates for their preferred securities, unless use of the book-entry system for the preferred securities is discontinued.

         To facilitate subsequent transfers, all the preferred securities deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of preferred securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the preferred securities. DTC's records reflect only the identity of the participants to whose accounts those preferred securities are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to participants, and by participants to indirect participants and beneficial owners, will be governed by arrangements among them.

         Redemption notices will be sent to Cede & Co. If less than all of the preferred securities are being redeemed, DTC's practice is to determine by lot the liquidation amount of each participant to be redeemed.

         Although voting with respect to the preferred securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the preferred securities are credited on the record date. We and the Trust believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a beneficial interest in the Trust.

         Distribution payments on the preferred securities will be made to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not DTC, the Trust or us. Payment of distributions to DTC is the responsibility of the Trust. Disbursement of those payments to participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of participants.

         Except as provided in this prospectus, a beneficial owner will not be entitled to receive physical delivery of preferred securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the preferred securities.

         DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving reasonable notice to the Trust. In the event no successor securities depositary is obtained, preferred securities certificates will be printed and delivered. If the administrative trustees and we decide to discontinue use of the DTC system of book-entry transfers, certificates for the preferred securities will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for its accuracy. Neither we nor the Trust has any responsibility for the performance by DTC or its participants of their respective obligations as described above or under the rules and procedures governing their respective operations.


                             UNITED STATES TAXATION

         The following summary describes certain United States federal income tax consequences of the purchase, ownership and disposition of preferred securities as of the date of this prospectus, and represents the opinion of Pillsbury Winthrop LLP, our special tax counsel, insofar as it relates to matters of law or legal conclusions. Except where noted, it deals only with preferred securities held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not deal with special situations, like those of tax-exempt organizations, dealers in securities or currencies, banks, financial institutions, life insurance companies, real estate investment trusts, regulated investment companies, persons holding preferred securities as a part of a hedging or conversion transaction or a straddle, persons who mark to market securities, United States holders (as defined below) whose "functional currency" is not the United States dollar, or persons who are not United States holders. In addition, this discussion does not address any tax consequences to persons who purchase preferred securities other than pursuant to their initial issuance and distribution. It also does not include any description of any alternative minimum tax consequences or of the tax laws of any state, local or foreign jurisdiction. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code and income tax regulations, administrative rulings and judicial decisions under the Internal Revenue Code as of the date of this prospectus, and those authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

         PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES, INCLUDING PERSONS WHO ARE NOT UNITED STATES HOLDERS AND PERSONS WHO PURCHASE PREFERRED SECURITIES IN THE SECONDARY MARKET, ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECTS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

United States Holders

         As used in this prospectus, a "United States holder" means a beneficial owner of a preferred security that is, for United States federal income tax purposes:

         -        a citizen or resident of the United States,

         - a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof,

         - an estate the income of which is subject to United States federal income taxation regardless of its source, or

         - a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States persons have the authority to control all substantial decisions.

If a partnership holds preferred securities, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred securities should consult their tax advisors.

Classification of the Trust

         Pillsbury Winthrop LLP, our special tax counsel, is of the opinion that, under current law and assuming full compliance with the terms of the subordinated indenture, the instruments establishing the Trust, and certain other documents, the Trust will be classified as a "grantor trust" for United States federal income tax purposes and will not be classified as an association taxable as a corporation. Accordingly, each United States holder will be treated as owning an undivided beneficial interest in the subordinated debentures. Investors should be aware that the opinion of Pillsbury Winthrop LLP is not binding on the Internal Revenue Service or the courts.

Classification of the Subordinated Debentures

         Based on the advice of Pillsbury Winthrop LLP, we believe and intend to take the position that the subordinated debentures will constitute indebtedness for United States federal income tax purposes. No assurance can be given that this position will not be challenged by the Internal Revenue Service or, if challenged, that the challenge will not be successful. If the Internal Revenue Service successfully challenged the treatment of the subordinated debentures as indebtedness, the preferred securities would be subject to redemption at our option as described under the caption "Description of the Preferred Securities -- Special Event Redemption." By purchasing and accepting preferred securities, each United States holder covenants to treat the subordinated debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership in the subordinated debentures. The remainder of this discussion assumes that the subordinated debentures will be classified as indebtedness for United States federal income tax purposes.

Payments of Interest

         Except as set forth below, stated interest on the subordinated debentures will generally be taxable to a United States holder as ordinary income at the time it is paid or accrued in accordance with the United States holder's method of accounting for tax purposes. No portion of that income will be eligible for the dividends-received deduction.

Original Issue Discount

         Under the subordinated indenture, we have the right to extend the interest payment period on the subordinated debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each extension period, provided, however, that no extension period may extend beyond the stated maturity (as defined in the subordinated indenture) of the subordinated debentures.

         We believe that the likelihood of our extending the interest payment period on the subordinated debentures is "remote" within the meaning of applicable income tax regulations, in part because doing so would prevent us from making certain payments with respect to our capital stock and certain of our debt securities. See "Description of the Subordinated Debentures--Option to Extend Interest Payment Period." Consequently, we believe that the subordinated debentures will not be treated as having been issued with original issue discount for United States federal income tax purposes. It should be noted that the regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service. Accordingly, it is possible that the Internal Revenue Service could take a different position.

         If we exercised our right to extend an interest payment period, the subordinated debentures would at that time be treated as having been retired and reissued with original issue discount. As a result, United States holders would be required, for the remaining term of the subordinated debentures, to accrue interest income even if they used the cash method of accounting. Consequently, in the event that the payment of interest was deferred, a United States holder would be required to include original issue discount in income on an economic accrual basis, notwithstanding that we would not make any interest payments on the subordinated debentures during the extension period.

Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust

         As described under the caption "Description of the Preferred Securities -- Distribution of Subordinated Debentures," the subordinated debentures may be distributed to holders in exchange for the preferred securities in liquidation of the Trust. Under current law, for United States federal income tax purposes, that distribution would be treated as a non-taxable event to each United States holder, and each United States holder would receive an aggregate tax basis in the subordinated debentures equal to the holder's aggregate tax basis in its preferred securities. A United States holder's holding period for the subordinated debentures received in liquidation of the Trust would include the period during which the holder held the preferred securities. However, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of the subordinated debentures may be a taxable event to United States Holders. See "-- Sale of the Preferred Securities" below.

         Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Special Event Redemption," the subordinated debentures may be redeemed for cash and the proceeds of the redemption distributed to holders of preferred securities in redemption of the preferred securities. Under current law, that redemption would, for United States federal income tax purposes, constitute a taxable disposition of the preferred securities, and a holder would recognize gain or loss as if the holder had sold the redeemed preferred securities. See "--Sale of the Preferred Securities" below.

Sale of the Preferred Securities

         Upon a sale, exchange, redemption or other taxable disposition of preferred securities, a United States holder will recognize gain or loss equal to the difference between the amount realized upon the disposition, excluding amounts attributable to accrued and unpaid interest, and the holder's adjusted tax basis in the preferred securities. A United States holder's adjusted tax basis in a preferred security generally will equal the issue price of the preferred security, increased by the amount of any original issue discount previously includible in the gross income of the holder and decreased by the amount of any subsequent payments received on the preferred security. The gain or loss will be capital gain or loss and will be long-term capital gain or loss, if at the time of the disposition, the preferred securities have been held for more than one year. Generally, for non-corporate United States holders, net long-term capital gains are subject to United States federal income tax at a maximum rate of 20%.

         The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying subordinated debentures. If you sell your preferred securities between record dates for payments of distributions, you will not receive subsequent distributions but will nevertheless be required to include in gross income for United

States federal income tax purposes your ratable share of accrued and unpaid interest on the subordinated debentures through the date of the sale. To the extent the selling price is less than your adjusted tax basis in the preferred securities sold, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding

         In general, information reporting will apply to distributions paid and original issue discount accrued on the preferred securities, and to the proceeds of a sale of preferred securities, except in the case of an exempt holder, such as a corporation. A 30.5% backup withholding tax (subject to phased-in rate reductions until the rate equals 28% for payments after 2005) will apply to such payments if a holder fails to provide a taxpayer identification number and to satisfy other requirements, unless the holder has provided a certificate of exempt status.


                                  UNDERWRITERS

         Under the terms and conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and ________ are acting as representatives, have severally agreed to purchase, and the Trust has agreed to sell to them, the respective number of preferred securities indicated below:

                                                                    NUMBER OF
                                                                    PREFERRED
         NAME                                                       SECURITIES
         ----                                                       ----------

         Morgan Stanley & Co. Incorporated...............           [______]
         [OTHERS]                                                   ________

              Total......................................          [______]


         The underwriters are offering the preferred securities subject to their acceptance of the preferred securities from the Trust and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the preferred securities are conditioned on the delivery of legal opinions by their counsel. The underwriters are obligated to purchase all the preferred securities if any are purchased.

         The underwriters initially propose to offer part of the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the preferred securities to securities dealers at a price that represents a concession not in excess of $[___] per preferred security. Any underwriter may allow, and dealers may reallow, a concession not in excess of $[___] per preferred security to other underwriters or to securities dealers. After the initial offering of the preferred securities, the offering price and other selling terms may from time to time be changed by the representatives.

         We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of _______ additional preferred securities at the price to the public on the cover page of this prospectus, less underwriting discounts and commissions.

The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the preferred securities. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional preferred securities as the number shown next to the underwriter's name in the preceding table bears to the total number of preferred securities listed next to the names of all underwriters in the preceding table. If underwriters' option is exercised in full, the total price to the public would be $ _____, the total underwriting discounts and commissions would be $ _______ and the total proceeds to the Trust would be $_____. Because the proceeds of the sale of the preferred securities will ultimately be used to purchase our subordinated debentures, the underwriting agreement provides that we will pay to the underwriters as compensation for their services $[___] per preferred security or $[___] in the aggregate. The underwriting commission for sales of 10,000 or more preferred securities to a single purchaser will be $[___] per preferred security. If any of these sales occur, the total underwriting commission will be less than $[___].

         We and the Trust have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we will not, during the period beginning on the date of the underwriting agreement and continuing to and including the closing under the underwriting agreement:

         - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any securities that are substantially similar to the preferred securities or securities convertible into or exercisable or exchangeable for such securities; or

         - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities,

whether any transaction described above is to be settled by securities, in cash or otherwise, except in this offering.

         Prior to this offering, there has been no public market for the preferred securities. The preferred securities will be listed on the New York Stock Exchange under the trading symbol "CVX PrU." In order to meet one of the requirements for listing the preferred securities on the New York Stock Exchange, the underwriters intend to sell preferred securities to a minimum of 400 beneficial holders in lots of 100 or more. Trading of the preferred securities on the New York Stock Exchange is expected to begin within a 30-day period after the date of this prospectus. The representatives have advised the Trust that they presently intend to make a market in the preferred securities prior to the commencement of trading on the New York Stock Exchange. The representatives are not obligated to make a market in the preferred securities, however, and may cease market-making activities at any time. We cannot give any assurance as to the liquidity of any trading market for the preferred securities.

         We, the Trust and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         In order to facilitate the offering of the preferred securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the preferred securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the preferred securities for their own account. In addition, to cover over-allotments or to stabilize the price of the preferred securities, the underwriters may bid for, and purchase, preferred securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the preferred securities in the offering, if the syndicate repurchases previously distributed preferred securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the preferred securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

         From time to time, some of the underwriters and their affiliates have engaged in, and may in the future engage in commercial banking and investment banking transactions with us and our affiliates.


                                 LEGAL OPINIONS

         Richards, Layton & Finger, P.A., special Delaware counsel to the Trust and us, will pass upon certain matters of Delaware law relating to the validity of the preferred securities, the validity of the trust agreement and the formation of the Trust. David L. Feltner, Esq., Akron, Ohio, who is our Counsel, Pillsbury Winthrop LLP, One Battery Park Plaza, New York, N.Y. 10004-1490, our outside counsel, will render opinions to any underwriters or agents as to the legality of the guarantee and the subordinated debentures, and Calfee, Halter & Griswold LLP, 800 Superior Avenue, 1400 McDonald Investment Center, Cleveland, Ohio 44114, counsel for the underwriters, will pass upon certain other legal matters for the underwriters. Calfee, Halter & Griswold LLP provides legal services to FirstEnergy Corp., our parent company, on a regular basis.


                                     EXPERTS

         The audited consolidated financial statements and related schedule incorporated by reference or included in our Annual Report on Form 10-K, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated February 16, 2001 with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         With respect to the unaudited interim consolidated financial information for the quarters ended March 31, 2001 and March 31, 2000, incorporated by reference in this prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for reviews of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

         The statements as to matters of law and legal conclusions included in our Annual Report on Form 10-K and Form 10-Q for the quarter ended March 31, 2001 incorporated by reference in this prospectus, and those statements included in this prospectus, have been prepared under the supervision of, and reviewed by, David L. Feltner, Esq., Akron, Ohio, who is our Counsel, and those statements have been incorporated by reference or included in this prospectus upon his authority as an expert.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        Filing fees-Securities and Exchange Commission.............$      61,250
        Printing and composition of registration statement,
           prospectus, etc.........................................       19,000
        NYSE fees..................................................       87,400
        NASD filing fees...........................................       25,000
        Services of Trustee and its counsel .......................       23,000
        Services of Counsel-Pillsbury Winthrop LLP.................       75,000
        Services of Counsel-Richards Layton & Finger, P.A..........       15,000
        Services of accountants-Arthur Andersen LLP. ..............       20,000
        Blue Sky fees and expenses ................................        4,000
        Rating Agency fees:
                 Moody's Investors Service, Inc. ..................       40,000
                 Standard & Poor's Corporation ....................       40,000
        Miscellaneous .............................................        3,350
                                                                   -------------
                          Total....................................$     413,000
                                                                   =============


         All of the above amounts, other than the filing fees, are estimates.

Item 15.  Indemnification of Directors and Officers.

         The Company's Regulations provide that each person who is or has been a director or officer of the Company shall be indemnified by the Company against judgments, penalties, reasonable settlements, legal fees and expenses arising out of any threatened, pending or completed proceedings of a criminal, administrative or investigative nature in which he or she may become involved by reason of his or her relationship to the Company (other than a proceeding by or on behalf of the Company) but only if he or she is found, by the disinterested members of the Company's Board, by independent counsel or by the Share Owners,
(a) to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and (b) in the case of a criminal matter, to have had no reasonable cause to believe his or her conduct was unlawful.

         In the case of actions brought by or on behalf of the Company against a director or officer, indemnification is provided only for reasonable legal fees and expenses and only if it is determined that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company; but if he or she is adjudged to be liable due to negligence or misconduct, indemnification is provided only if an appropriate court determines that indemnification is fair and reasonable under the circumstances.

         Similar indemnification also may be made available by the Company to its directors and officers, and to a limited extent may be available as a matter of right to such persons, under Section 1701.13 of the Ohio Revised Code.

         Section 1701.13(E) of Title 17 of Page's Ohio Revised Code Annotated gives a corporation incorporated under the laws of Ohio power to indemnify any person who is or has been a director, officer or employee of that corporation, or of another corporation at the request of that corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, criminal or civil, to which he is or may be made a party because of being or having been such director, officer or employee, provided that in connection therewith, such person is determined to have acted in good faith in what he reasonably believed to be in or not opposed to the best interest of the corporation of which he is a director, officer or employee, without reasonable cause, in the case of a criminal matter, to believe that his conduct was unlawful. The determination as to the conditions precedent to the permitted indemnification of such person is made by the directors of the indemnifying corporation acting at a meeting at which, for the purpose, any director who is a party to or threatened with any such action, suit or proceeding may not be counted in determining the existence of a quorum and may not vote. If, because of the foregoing limitations, the directors are unable to act in this regard, such determination may be made by the majority vote of the corporation's voting shareholders (or without a meeting upon two-thirds written consent of such shareholders), by judicial proceeding or by written opinion of legal counsel not retained by the corporation or any person to be indemnified during the five years preceding the date of determination.

         Section 1701.13(E) of Title 17 of Page's Ohio Revised Code Annotated provides that the indemnification thereby permitted shall not be exclusive of any other rights that directors, officers or employees may have, including rights under insurance purchased by the corporation. The Company maintains and pays the premium on contracts insuring the Company (with certain exclusions) against any liability to directors and officers they may incur under the above indemnity provisions and insuring each director and officer of the Company (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to the Company, even if the Company does not have the obligation or right to indemnify him or her against such liability or expense.

Item 16.  Exhibits.

Exhibit
Number
------

1.1*      -    Form of Underwriting Agreement.

4.1       -    Form of Subordinated Indenture between The Cleveland Electric
               Illuminating Company and The Bank of New York, as trustee, to be used in connection with issuance of Subordinated Debentures.

4.2       -    Certificate of Trust of Cleveland Electric Financing Trust I.

4.3       -    Declaration of Trust for Cleveland Electric Financing Trust I.

4.4       -    Form of Amended and Restated Declaration of Trust of Cleveland
               Electric Financing Trust I to be used in connection with issuance of Preferred Securities.

4.5       -    Form of Preferred Security Certificate for Cleveland Electric
               Financing Trust I (included in Exhibit 4.4).

4.6       -    Form of Guarantee Agreement between The Cleveland Electric
               Illuminating Company and The Bank of New York to be used in connection with issuance of Preferred Securities.

4.7       -    Form of Subordinated Debenture (included in Exhibit 4.1).

5.1       -    Opinion of Richards, Layton & Finger, P.A.

5.2       -    Opinion of David L. Feltner, Esq.

5.3       -    Opinion of Pillsbury Winthrop LLP

8.1       -    Opinion of Pillsbury Winthrop LLP as to certain United States federal income tax matters

10.1**    -    Amendment No. 6A dated as of December 1, 1991, to the Bond
               Guaranty dated as of October 1, 1973, by The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company, the Toledo Edison Company to
               National City Bank, as Bond Trustee. (1991 Form 10-K, Exhibit
               10-33.)

10.2**    -    Amendment No. 6B dated as of December 30, 1991, to the Bond
               Guaranty dated as of October 1, 1973 by The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company, the Toledo Edison Company to
               National City Bank, as Bond Trustee. (1991 Form 10-K, Exhibit
               10-34.)

10.3**    -    Bond Guaranty dated as of December 1, 1991, by The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company, the Toledo Edison
               Company to National City Bank, as Bond Trustee. (1991 Form 10-K,
               Exhibit 10-35.)

10.4**    -    Assignment, Assumption and Further Agreement dated as of March
               16, 1987 among The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement, dated as of March 16, 1987, with Perry One Alpha Limited Partnership, The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company and Toledo Edison Company.
               (1986 Form 10-K, Exhibit 28-9.)

10.5**    -    Assignment, Assumption and Further Agreement dated as of March
               16, 1987 among The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement, dated as of March 16, 1987, with Security Pacific Capital Leasing Corporation, The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company and Toledo Edison
               Company. (1986 Form 10-K, Exhibit 28-20.)

10.6**    -    Assignment, Assumption and Further Agreement dated as of
               September 15, 1987, among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement, dated as of September 15,
               1987, with Beaver Valley Two Pi Limited Partnership, The
               Cleveland Electric Illuminating Company, Duquesne Light Company,
               Ohio Edison Company,

               Pennsylvania Power Company and Toledo Edison Company. (1987 Form 10-K, Exhibit 28-11.)

10.7**    -    Assignment, Assumption and Further Agreement dated as of
               September 15, 1987, among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement, dated as of September 15,
               1987, with Chrysler Consortium Corporation, The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company, and Toledo Edison
               Company. (1987 Form 10-K, Exhibit 28-22.)

10.8**    -    Form of First Supplemental Note Indenture between Cleveland
               Electric, Toledo Edison and The Chase Manhattan Bank, as Trustee dated as of June 13, 1997 (Exhibit 4(d), Form S-4 File No.
               333-35931, filed by Cleveland Electric and Toledo Edison.)

10.9**    -    CAPCO Administration Agreement dated November 1, 1971, as of
               September 14, 1967, among the CAPCO Group members regarding the organization and procedures for implementing the objectives of the CAPCO Group (Exhibit 5(p), Amendment No. 1, File No. 2-42230, filed by Cleveland Electric).

10.10**   -    CAPCO Transmission Facilities Agreement dated November 1, 1971, as of September 14, 1967, among the CAPCO Group members regarding the installation, operation and maintenance of transmission facilities to carry out the objectives of the CAPCO Group
               (Exhibit 5(q), Amendment No. 1, File No. 2-42230, filed by
               Cleveland Electric).

10.11**   -    Contract, dated as of December 5, 1975, among the CAPCO Group members for the construction of Beaver Valley Unit No. 2 (Exhibit
               5(g), File No. 2-52996, filed by Cleveland Electric).

10.12**   -    Form of Collateral Trust Indenture among CTC Beaver Valley
               Funding Corporation, Cleveland Electric, Toledo Edison and Irving
               Trust Company, as Trustee (Exhibit 4(a), File No. 33-18755, filed by Cleveland Electric and Toledo Edison).

10.13**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-14 above, including form of Secured Lease
               Obligation bond (Exhibit 4(b), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.14**   -    Form of Collateral Trust Indenture among Beaver Valley II Funding
               Corporation, The Cleveland Electric Illuminating Company and The
               Toledo Edison Company and The Bank of New York, as Trustee
               (Exhibit (4)(a), File No. 33-46665, filed by Cleveland Electric and Toledo Edison).

10.15**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-16 above, including form of Secured Lease
               Obligation Bond (Exhibit (4)(b), File No. 33-46665, filed by
               Cleveland Electric and Toledo Edison).

10.16**   -    Form of Collateral Trust Indenture among CTC Mansfield Funding
               Corporation, Cleveland Electric, Toledo Edison and IBJ Schroder
               Bank & Trust Company, as Trustee (Exhibit 4(a), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.17**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-18 above, including forms of Secured
               Lease Obligation bonds (Exhibit 4(b), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.18**   -    Form of Facility Lease dated as of September 15, 1987 between The
               First National Bank of Boston, as Owner Trustee under a Trust
               Agreement dated as of September 15, 1987 with the limited partnership Owner Participant named therein, Lessor, and Cleveland Electric and Toledo Edison, Lessee (Exhibit 4(c), File
               No. 33-18755, filed by Cleveland Electric and Toledo Edison).

10.19**   -    Form of Amendment No. 1 to Facility Lease constituting Exhibit
               10-20 above (Exhibit 4(e), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.20**   -    Form of Facility Lease dated as of September 15, 1987 between The
               First National Bank of Boston, as Owner Trustee under a Trust
               Agreement dated as of September 15, 1987 with the corporate Owner
               Participant named therein, Lessor, and Cleveland Electric and Toledo Edison, Lessees (Exhibit 4(d), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.21**   -    Form of Amendment No. 1 to Facility Lease constituting Exhibit
               10-22 above (Exhibit 4(f), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.22**   -    Form of Facility Lease dated as of September 30, 1987 between
               Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Lessor, and Cleveland Electric and Toledo Edison,
               Lessees (Exhibit 4(c), File No. 33-20128, filed by Cleveland
               Electric and Toledo Edison).

10.23**   -    Form of Amendment No. 1 to the Facility Lease constituting
               Exhibit 10-24 above (Exhibit 4(f), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.24**   -    Form of Participation Agreement dated as of September 15, 1987 among the limited partnership Owner Participant named therein, the Original Loan Participants listed in Schedule 1 thereto, as Original Loan Participants, CTC Beaver Valley Fund Corporation, as Funding Corporation, The First National Bank of Boston, as
               Owner Trustee, Irving Trust Company, as Indenture Trustee, and
               Cleveland Electric and Toledo Edison, as Lessees (Exhibit 28(a),
               File No. 33-18755, filed by Cleveland Electric And Toledo
               Edison).

10.25**   -    Form of Amendment No. 1 to Participation Agreement constituting
               Exhibit 10-26 above (Exhibit 28(c), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.26**   -    Form of Participation Agreement dated as of September 15, 1987 among the corporate Owner Participant named therein, the Original
               Loan Participants listed in Schedule 1 thereto, as Owner Loan
               Participants, CTC Beaver Valley Funding Corporation, as Funding
               Corporation, The First National Bank of Boston, as Owner Trustee,
               Irving Trust Company, as Indenture Trustee, and Cleveland
               Electric and Toledo Edison, as Lessees (Exhibit 28(b), File No.
               33-18755, filed by Cleveland Electric and Toledo Edison).

10.27**   -    Form of Amendment No. 1 to Participation Agreement constituting
               Exhibit 10-28 above (Exhibit 28(d), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.28**   -    Form of Participation Agreement dated as of September 30, 1987 among the Owner Participant named therein, the Original Loan
               Participants listed in Schedule II thereto, as Owner Loan
               Participants, CTC Mansfield Funding Corporation, Meridian Trust
               Company, as Owner Trustee, IBJ Schroder Bank & Trust Company, as
               Indenture Trustee, and Cleveland Electric and Toledo Edison, as
               Lessees (Exhibit 28(a), File No. 33-0128, filed by Cleveland
               Electric and Toledo Edison).

10.29**   -    Form of Amendment No. 1 to the Participation Agreement
               constituting Exhibit 10-28 above (Exhibit 28(b), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.30**   -    Form of Ground Lease dated as of September 15, 1987 between
               Toledo Edison, Ground Lessor, and The First National Bank of
               Boston, as Owner Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein,
               Tenant (Exhibit 28(e), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.31**   -    Form of Site Lease dated as of September 30, 1987 between Toledo
               Edison, Lessor, and Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Tenant (Exhibit 28(c), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.32**   -    Form of Site Lease dated as of September 30, 1987 between
               Cleveland Electric, Lessor, and Meridian Trust Company, as Owner
               Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Tenant (Exhibit 28(d),
               File No. 33-20128, filed by Cleveland Electric and Toledo
               Edison).

10.33**   -    Form of Amendment No. 1 to the Site Leases constituting Exhibits
               10-31 and 10-32 above (Exhibit 4(f), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.34**   -    Form of Assignment, Assumption and Further Agreement dated as of
               September 15, 1987 among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement dated as of September 15,
               1987 with the Owner Participant named therein, Cleveland
               Electric, Duquesne, Ohio Edison, Pennsylvania Power and Toledo
               Edison (Exhibit 28(f), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.35**   -    Form of Additional Support Agreement dated as of September 15,
               1987 between The First National Bank of Boston, as Owner Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein, and Toledo Edison (Exhibit
               28(g), File No. 33-18755, filed by Cleveland Electric and Toledo
               Edison).

10.36**   -    Form of Support Agreement dated as of September 30, 1987 between
               Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Toledo Edison, Cleveland Electric, Duquesne, Ohio Edison and Pennsylvania Power (Exhibit 28(e), File No. 33-20128, filed by Cleveland Electric and Toledo Edison).

10.37**   -    Form of Indenture, Bill of Sale, Instrument of Transfer and
               Severance Agreement dated as of September 30, 1987 between Toledo
               Edison, Seller, and The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein, Buyer (Exhibit 28(h),
               File No. 33-18755, filed by Cleveland Electric and Toledo
               Edison).

10.38**   -    Form of Bill of Sale, Instrument of Transfer and Severance
               Agreement dated as of September 30, 1987 between Toledo Edison,
               Seller, and Meridian Trust Company, as Owner Trustee under a
               Trust Agreement dated as of September 30, 1987 with the Owner
               Participant named therein, Buyer (Exhibit 28(f), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.39**   -    Form of Bill of Sale, Instrument of Transfer and Severance
               Agreement dated as of September 30, 1987 between Cleveland
               Electric, Seller, and Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Buyer (Exhibit 28(g), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.40**   -    Forms of Refinancing Agreement, including exhibits thereto, among the Owner Participant named therein, as Owner Participant, CTC
               Beaver Valley Funding Corporation, as Funding Corporation, Beaver
               Valley II Funding Corporation, as New Funding Corporation, The
               Bank of New York, as Indenture Trustee, The Bank of New York, as
               New Collateral Trust Trustee, and The Cleveland Electric
               Illuminating Company and The Toledo Edison Company, as Lessees
               (Exhibit (28)(e)(i), File No. 33-46665, filed by Cleveland
               Electric and Toledo Edison).

10.41**   -    Form of Amendment No. 2 to Facility Lease among Citicorp
               Lescaman, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(a), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.42**   -    Form of Amendment No. 3 to Facility Lease among Citicorp
               Lescaman, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(b), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.43**   -    Form of Amendment No. 2 to Facility Lease among US West Financial
               Services, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(c), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.44**   -    Form of Amendment No. 3 to Facility Lease among US West Financial
               Services, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(d), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.45**   -    Form of Amendment No. 2 to Facility Lease among Midwest Power
               Company, Cleveland Electric and Toledo Edison (Exhibit 10(e),
               Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.46**   -    Centerior Energy Corporation Equity Compensation Plan (Exhibit
               99, Form S-8, File No. 33-59635).

10.47**   -    Administration Agreement between the CAPCO Group dated as of
               September 14, 1967. (Registration No. 2-43102, Exhibit 5(c)(2).)

10.48**   -    Amendment No. 1 dated January 4, 1974 to Administration Agreement between the CAPCO Group dated as of September 14, 1967.
               (Registration No. 2-68906, Exhibit 5(c)(3).)

10.50**   -    Transmission Facilities Agreement between the CAPCO Group dated as of September 14, 1967. (Registration No. 2-43102, Exhibit
               5(c)(3).)

10.51**   -    Amendment No. 1 dated as of January 1, 1993 to Transmission
               Facilities Agreement between the CAPCO Group dated as of September 14, 1967. (1993 Form 10-K, Exhibit 10-4.)

10.52**   -    Agreement for the Termination or Construction of Certain
               Agreements effective September 1, 1980, October 15, 1997 (Exhibit
               4(a), Form S-4 File No. 333-47651, filed by Cleveland Electric).

12.1      -    Computation of consolidated ratios of earnings to fixed charges.

12.2      -    Computation of consolidated ratios of earnings to fixed charges and preferred dividends.

15.1      -    Letter of Arthur Andersen LLP regarding unaudited interim
               financial information.

23.1      -    Consent of Arthur Andersen LLP.

23.2      -    Consent of Richards, Layton & Finger, P.A. (contained in Exhibit
               5.1 hereto).

23.3      -    Consent of David L. Feltner, Esq. (contained in Exhibit 5.2 hereto).

23.4      -    Consent of Pillsbury Winthrop LLP. (contained in Exhibit 8.1 hereto).

24.1      -    Power of Attorney (set forth on the signature pages of the
               Registration Statement).

25.1      -    Statement of Eligibility of The Bank of New York, as trustee under the Subordinated Indenture.

25.2      -    Statement of Eligibility of The Bank of New York, as trustee under the Amended and Restated Declaration of Trust of Cleveland
               Electric Financing Trust I.

25.3      -    Statement of Eligibility of The Bank of New York, as trustee under the Guarantee of the Preferred Securities of Cleveland
               Electric Financing Trust I.

---------------
*    To be filed by amendment.
**   Incorporated by reference to indicated filing.

Item 17.  Undertakings.

         The undersigned registrants hereby undertake:

         (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (2) That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) To provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt deliver to each purchaser.

         Each of the undersigned directors and officers of The Cleveland Electric Illuminating Company, one of the registrants, individually as such director and/or officer, hereby makes, constitutes and appoints H. P. Burg, N.
C. Ashcom, J. H. Byington and L. F. Torres, and each of them severally, as his true and lawful attorney-in-fact and agent to execute in his name, place and stead, in any and all capacities, and to file with the Securities and Exchange Commission, this registration statement and any and all amendments, including post-effective amendments, to this registration statement pursuant to the above undertaking, which amendment may make such other changes in the registration statement as the registrant deems appropriate.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE CLEVELAND ELECTRIC ILLUMINATING COMPANY, ONE OF THE REGISTRANTS, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF AKRON AND STATE OF OHIO ON THE 9TH DAY OF JULY, 2001.

                                          THE CLEVELAND ELECTRIC ILLUMINATING
                                          COMPANY


                                          By: /s/ H. P. Burg
                                              -------------------------------
                                              H. P. Burg
                                              President

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      Name                                        Title                             Date
                      ----                                        -----                             ----
/s/ H. P. Burg                                    President and Director                       July 9, 2001
--------------------------------------------      (Principal Executive Officer)
                (H. P. Burg)

/s/ R. H. Marsh                                   Vice President and Chief Financial           July 9, 2001
--------------------------------------------      Officer and Director
                (R. H. Marsh)                     (Principal Financial Officer)


/s/ Harvey L. Wagner                              Controller                                   July 9, 2001
--------------------------------------------      (Principal Accounting Officer)
             (Harvey L. Wagner)

/s/ A. J. Alexander                               Director                                     July 9, 2001
--------------------------------------------
              (A. J. Alexander)

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, CLEVELAND ELECTRIC FINANCING TRUST I CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF AKRON AND STATE OF OHIO ON THE 9TH
DAY OF JULY, 2001.

                                   CLEVELAND ELECTRIC FINANCING TRUST I
                                   (Registrant)


                                   By: The Cleveland Electric Illuminating
                                       Company, as
                                        Sponsor


                                   By: /s/ Thomas Navin
                                       ---------------------------------------
                                       Thomas Navin
                                       Treasurer

                                  EXHIBIT INDEX

Exhibit
Number                       Document
------                       --------

1.1*      -    Form of Underwriting Agreement.

4.1       -    Form of Subordinated Indenture between The Cleveland Electric
               Illuminating Company and The Bank of New York, as trustee, to be used in connection with issuance of Subordinated Debentures.

4.2       -    Certificate of Trust of Cleveland Electric Financing Trust I.

4.3       -    Declaration of Trust for Cleveland Electric Financing Trust I.

4.4       -    Form of Amended and Restated Declaration of Trust of Cleveland
               Electric Financing Trust I to be used in connection with issuance of Preferred Securities.

4.5       -    Form of Preferred Security Certificate for Cleveland Electric
               Financing Trust I (included in Exhibit 4.4).

4.6       -    Form of Guarantee Agreement between The Cleveland Electric
               Illuminating Company and The Bank of New York to be used in connection with issuance of Preferred Securities.

4.7       -    Form of Subordinated Debenture (included in Exhibit 4.1).

5.1       -    Opinion of Richards, Layton & Finger, P.A.

5.2       -    Opinion of David L. Feltner, Esq.

5.3       -    Opinion of Pillsbury Winthrop LLP

8.1       -    Opinion of Pillsbury Winthrop LLP as to certain United States federal income tax matters.

10.1**    -    Amendment No. 6A dated as of December 1, 1991, to the Bond
               Guaranty dated as of October 1, 1973, by The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company, the Toledo Edison Company to
               National City Bank, as Bond Trustee. (1991 Form 10-K, Exhibit
               10-33.)

10.2**    -    Amendment No. 6B dated as of December 30, 1991, to the Bond
               Guaranty dated as of October 1, 1973 by The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company, the Toledo Edison Company to
               National City Bank, as Bond Trustee. (1991 Form 10-K, Exhibit
               10-34.)

10.3**    -    Bond Guaranty dated as of December 1, 1991, by The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company, the Toledo Edison
               Company to National City Bank, as Bond Trustee. (1991 Form 10-K,
               Exhibit 10-35.)

10.4**    -    Assignment, Assumption and Further Agreement dated as of March
               16, 1987 among The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement, dated as of March 16, 1987, with Perry One Alpha Limited Partnership, The Cleveland Electric
               Illuminating Company, Duquesne Light Company, Ohio Edison
               Company, Pennsylvania Power Company and Toledo Edison Company.
               (1986 Form 10-K, Exhibit 28-9.)

10.5**    -    Assignment, Assumption and Further Agreement dated as of March
               16, 1987 among The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement, dated as of March 16, 1987, with Security Pacific Capital Leasing Corporation, The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company and Toledo Edison
               Company. (1986 Form 10-K, Exhibit 28-20.)

10.6**    -    Assignment, Assumption and Further Agreement dated as of
               September 15, 1987, among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement, dated as of September 15,
               1987, with Beaver Valley Two Pi Limited Partnership, The
               Cleveland Electric Illuminating Company, Duquesne Light Company,
               Ohio Edison Company, Pennsylvania Power Company and Toledo Edison
               Company. (1987 Form 10-K, Exhibit 28-11.)

10.7**    -    Assignment, Assumption and Further Agreement dated as of
               September 15, 1987, among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement, dated as of September 15,
               1987, with Chrysler Consortium Corporation, The Cleveland
               Electric Illuminating Company, Duquesne Light Company, Ohio
               Edison Company, Pennsylvania Power Company, and Toledo Edison
               Company. (1987 Form 10-K, Exhibit 28-22.)

10.8**    -    Form of First Supplemental Note Indenture between Cleveland
               Electric, Toledo Edison and The Chase Manhattan Bank, as Trustee dated as of June 13, 1997 (Exhibit 4(d), Form S-4 File No.
               333-35931, filed by Cleveland Electric and Toledo Edison.)

10.9**    -    CAPCO Administration Agreement dated November 1, 1971, as of
               September 14, 1967, among the CAPCO Group members regarding the organization and procedures for implementing the objectives of the CAPCO Group (Exhibit 5(p), Amendment No. 1, File No. 2-42230, filed by Cleveland Electric).

10.10**   -    CAPCO Transmission Facilities Agreement dated November 1, 1971, as of September 14, 1967, among the CAPCO Group members regarding the installation, operation and maintenance of transmission facilities to carry out the objectives of the CAPCO Group
               (Exhibit 5(q), Amendment No. 1, File No. 2-42230, filed by
               Cleveland Electric).

10.11**   -    Contract, dated as of December 5, 1975, among the CAPCO Group members for the construction of Beaver Valley Unit No. 2 (Exhibit
               5(g), File No. 2-52996, filed by Cleveland Electric).

10.12**   -    Form of Collateral Trust Indenture among CTC Beaver Valley
               Funding Corporation, Cleveland Electric, Toledo Edison and Irving
               Trust Company, as Trustee (Exhibit 4(a), File No. 33-18755, filed by Cleveland Electric and Toledo Edison).

10.13**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-14 above, including form of Secured Lease
               Obligation bond (Exhibit 4(b), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.14**   -    Form of Collateral Trust Indenture among Beaver Valley II Funding
               Corporation, The Cleveland Electric Illuminating Company and The
               Toledo Edison Company and The Bank of New York, as Trustee
               (Exhibit (4)(a), File No. 33-46665, filed by Cleveland Electric and Toledo Edison).

10.15**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-16 above, including form of Secured Lease
               Obligation Bond (Exhibit (4)(b), File No. 33-46665, filed by
               Cleveland Electric and Toledo Edison).

10.16**   -    Form of Collateral Trust Indenture among CTC Mansfield Funding
               Corporation, Cleveland Electric, Toledo Edison and IBJ Schroder
               Bank & Trust Company, as Trustee (Exhibit 4(a), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.17**   -    Form of Supplemental Indenture to Collateral Trust Indenture
               constituting Exhibit 10-18 above, including forms of Secured
               Lease Obligation bonds (Exhibit 4(b), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.18**   -    Form of Facility Lease dated as of September 15, 1987 between The
               First National Bank of Boston, as Owner Trustee under a Trust
               Agreement dated as of September 15, 1987 with the limited partnership Owner Participant named therein, Lessor, and Cleveland Electric and Toledo Edison, Lessee (Exhibit 4(c), File
               No. 33-18755, filed by Cleveland Electric and Toledo Edison).

10.19**   -    Form of Amendment No. 1 to Facility Lease constituting Exhibit
               10-20 above (Exhibit 4(e), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.20**   -    Form of Facility Lease dated as of September 15, 1987 between The
               First National Bank of Boston, as Owner Trustee under a Trust
               Agreement dated as of September 15, 1987 with the corporate Owner
               Participant named therein, Lessor, and Cleveland Electric and Toledo Edison, Lessees (Exhibit 4(d), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.21**   -    Form of Amendment No. 1 to Facility Lease constituting Exhibit
               10-22 above (Exhibit 4(f), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.22**   -    Form of Facility Lease dated as of September 30, 1987 between
               Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Lessor, and Cleveland Electric and Toledo Edison,
               Lessees (Exhibit 4(c), File No. 33-20128, filed by Cleveland
               Electric and Toledo Edison).

10.23**   -    Form of Amendment No. 1 to the Facility Lease constituting
               Exhibit 10-24 above (Exhibit 4(f), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.24**   -    Form of Participation Agreement dated as of September 15, 1987 among the limited partnership Owner Participant named therein, the Original Loan Participants listed in Schedule 1 thereto, as Original Loan Participants, CTC Beaver Valley Fund Corporation, as Funding Corporation, The First National Bank of Boston, as
               Owner Trustee, Irving Trust Company, as Indenture Trustee, and
               Cleveland Electric and Toledo Edison, as Lessees (Exhibit 28(a),
               File No. 33-18755, filed by Cleveland Electric And Toledo
               Edison).

10.25**   -    Form of Amendment No. 1 to Participation Agreement constituting
               Exhibit 10-26 above (Exhibit 28(c), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.26**   -    Form of Participation Agreement dated as of September 15, 1987 among the corporate Owner Participant named therein, the Original
               Loan Participants listed in Schedule 1 thereto, as Owner Loan
               Participants, CTC Beaver Valley Funding Corporation, as Funding
               Corporation, The First National Bank of Boston, as Owner Trustee,
               Irving Trust Company, as Indenture Trustee, and Cleveland
               Electric and Toledo Edison, as Lessees (Exhibit 28(b), File No.
               33-18755, filed by Cleveland Electric and Toledo Edison).

10.27**   -    Form of Amendment No. 1 to Participation Agreement constituting
               Exhibit 10-28 above (Exhibit 28(d), File No. 33-18755, filed by
               Cleveland Electric and Toledo Edison).

10.28**   -    Form of Participation Agreement dated as of September 30, 1987 among the Owner Participant named therein, the Original Loan
               Participants listed in Schedule II thereto, as Owner Loan
               Participants, CTC Mansfield Funding Corporation, Meridian Trust
               Company, as Owner Trustee, IBJ Schroder Bank & Trust Company, as
               Indenture Trustee, and Cleveland Electric and Toledo Edison, as
               Lessees (Exhibit 28(a), File No. 33-0128, filed by Cleveland
               Electric and Toledo Edison).

10.29**   -    Form of Amendment No. 1 to the Participation Agreement
               constituting Exhibit 10-28 above (Exhibit 28(b), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.30**   -    Form of Ground Lease dated as of September 15, 1987 between
               Toledo Edison, Ground Lessor, and The First National Bank of
               Boston, as Owner Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein,
               Tenant (Exhibit 28(e), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.31**   -    Form of Site Lease dated as of September 30, 1987 between Toledo
               Edison, Lessor, and Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Tenant (Exhibit 28(c), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.32**   -    Form of Site Lease dated as of September 30, 1987 between
               Cleveland Electric, Lessor, and Meridian Trust Company, as Owner
               Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Tenant (Exhibit 28(d),
               File No. 33-20128, filed by Cleveland Electric and Toledo
               Edison).

10.33**   -    Form of Amendment No. 1 to the Site Leases constituting Exhibits
               10-31 and 10-32 above (Exhibit 4(f), File No. 33-20128, filed by
               Cleveland Electric and Toledo Edison).

10.34**   -    Form of Assignment, Assumption and Further Agreement dated as of
               September 15, 1987 among The First National Bank of Boston, as
               Owner Trustee under a Trust Agreement dated as of September 15,
               1987 with the Owner Participant named therein, Cleveland
               Electric, Duquesne, Ohio Edison, Pennsylvania Power and Toledo
               Edison (Exhibit 28(f), File No. 33-18755, filed by Cleveland
               Electric and Toledo Edison).

10.35**   -    Form of Additional Support Agreement dated as of September 15,
               1987 between The First National Bank of Boston, as Owner Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein, and Toledo Edison (Exhibit
               28(g), File No. 33-18755, filed by Cleveland Electric and Toledo
               Edison).

10.36**   -    Form of Support Agreement dated as of September 30, 1987 between
               Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Toledo Edison, Cleveland Electric, Duquesne, Ohio Edison and Pennsylvania Power (Exhibit 28(e), File No. 33-20128, filed by Cleveland Electric and Toledo Edison).

10.37**   -    Form of Indenture, Bill of Sale, Instrument of Transfer and
               Severance Agreement dated as of September 30, 1987 between Toledo
               Edison, Seller, and The First National Bank of Boston, as Owner
               Trustee under a Trust Agreement dated as of September 15, 1987 with the Owner Participant named therein, Buyer (Exhibit 28(h),
               File No. 33-18755, filed by Cleveland Electric and Toledo
               Edison).

10.38**   -    Form of Bill of Sale, Instrument of Transfer and Severance
               Agreement dated as of September 30, 1987 between Toledo Edison,
               Seller, and Meridian Trust Company, as Owner Trustee under a
               Trust Agreement dated as of September 30, 1987 with the Owner
               Participant named therein, Buyer (Exhibit 28(f), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.39**   -    Form of Bill of Sale, Instrument of Transfer and Severance
               Agreement dated as of September 30, 1987 between Cleveland
               Electric, Seller, and Meridian Trust Company, as Owner Trustee under a Trust Agreement dated as of September 30, 1987 with the Owner Participant named therein, Buyer (Exhibit 28(g), File No.
               33-20128, filed by Cleveland Electric and Toledo Edison).

10.40**   -    Forms of Refinancing Agreement, including exhibits thereto, among the Owner Participant named therein, as Owner Participant, CTC
               Beaver Valley Funding Corporation, as Funding Corporation, Beaver
               Valley II Funding Corporation, as New Funding Corporation, The
               Bank of New York, as Indenture Trustee, The Bank of New York, as
               New Collateral Trust Trustee, and The Cleveland Electric
               Illuminating Company and The Toledo Edison Company, as Lessees
               (Exhibit (28)(e)(i), File No. 33-46665, filed by Cleveland
               Electric and Toledo Edison).

10.41**   -    Form of Amendment No. 2 to Facility Lease among Citicorp
               Lescaman, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(a), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.42**   -    Form of Amendment No. 3 to Facility Lease among Citicorp
               Lescaman, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(b), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.43**   -    Form of Amendment No. 2 to Facility Lease among US West Financial
               Services, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(c), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.44**   -    Form of Amendment No. 3 to Facility Lease among US West Financial
               Services, Inc., Cleveland Electric and Toledo Edison (Exhibit
               10(d), Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.45**   -    Form of Amendment No. 2 to Facility Lease among Midwest Power
               Company, Cleveland Electric and Toledo Edison (Exhibit 10(e),
               Form S-4 File No. 333-47651, filed by Cleveland Electric).

10.46**   -    Centerior Energy Corporation Equity Compensation Plan (Exhibit
               99, Form S-8, File No. 33-59635).

10.47**   -    Administration Agreement between the CAPCO Group dated as of
               September 14, 1967. (Registration No. 2-43102, Exhibit 5(c)(2).)

10.48**   -    Amendment No. 1 dated January 4, 1974 to Administration Agreement between the CAPCO Group dated as of September 14, 1967.
               (Registration No. 2-68906, Exhibit 5(c)(3).)

10.50**   -    Transmission Facilities Agreement between the CAPCO Group dated as of September 14, 1967. (Registration No. 2-43102, Exhibit
               5(c)(3).)

10.51**   -    Amendment No. 1 dated as of January 1, 1993 to Transmission
               Facilities Agreement between the CAPCO Group dated as of September 14, 1967. (1993 Form 10-K, Exhibit 10-4.)

10.52**   -    Agreement for the Termination or Construction of Certain
               Agreements effective September 1, 1980, October 15, 1997 (Exhibit
               4(a), Form S-4 File No. 333-47651, filed by Cleveland Electric).

12.1      -    Computation of consolidated ratios of earnings to fixed charges.

12.2      -    Computation of consolidated ratios of earnings to fixed charges and preferred dividends.

15.1      -    Letter of Arthur Andersen LLP regarding unaudited interim
               financial information.

23.1      -    Consent of Arthur Andersen LLP.

23.2      -    Consent of Richards, Layton & Finger, P.A. (contained in Exhibit
               5.1 hereto).

23.3      -    Consent of David L. Feltner, Esq. (contained in Exhibit 5.2 hereto).

23.4      -    Consent of Pillsbury Winthrop LLP. (contained in Exhibit 8.1 hereto).

24.1      -    Power of Attorney (set forth on the signature pages of the
               Registration Statement).

25.1      -    Statement of Eligibility of The Bank of New York, as trustee under the Subordinated Indenture.

25.2      -    Statement of Eligibility of The Bank of New York, as trustee under the Amended and Restated Declaration of Trust of Cleveland
               Electric Financing Trust I.

25.3      -    Statement of Eligibility of The Bank of New York, as trustee under the Guarantee of the Preferred Securities of Cleveland
               Electric Financing Trust I

--------------
 * To be filed by amendment.
** Incorporated by reference to indicated filing.